     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                             QUALITY DINING, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------
                INDIANA                              35-1804902
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)
                           3820 EDISON LAKES PARKWAY
                           MISHAWAKA, INDIANA 46545
                                (219) 271-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                             DANIEL B. FITZPATRICK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             QUALITY DINING, INC.
                           3820 EDISON LAKES PARKWAY
                           MISHAWAKA, INDIANA 46545
                                (219) 271-4600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
       JAMES A. ASCHLEMAN, ESQ.                 JOHN J. JENKINS, ESQ.
            BAKER & DANIELS                   CALFEE, HALTER & GRISWOLD
        300 N. MERIDIAN STREET             1400 MCDONALD INVESTMENT CENTER
              SUITE 2700                         800 SUPERIOR AVENUE
      INDIANAPOLIS, INDIANA 46204               CLEVELAND, OHIO 44114
            (317) 237-0300                         (216) 622-8200
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                    PROPOSED
                                                    MAXIMUM      PROPOSED MAXIMUM   AMOUNT OF
     TITLE OF EACH CLASS          AMOUNT TO BE   OFFERING PRICE AGGREGATE OFFERING REGISTRATION
OF SECURITIES TO BE REGISTERED   REGISTERED(1)    PER SHARE(2)       PRICE(2)          FEE
- -----------------------------------------------------------------------------------------------
  Common Stock, without
   par value.............       2,618,895 Shares     $31.25        $81,840,469       $28,221

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 341,595 shares of Common Stock that may be sold if the over-allotment option granted to the Underwriters is exercised. See "Underwriting."
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low sale prices of the Common Stock on the Nasdaq National Market System
    on June 27, 1996.
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 3, 1996

                                2,277,300 SHARES

                              QUALITY DINING, INC.

                                  COMMON STOCK
                              (WITHOUT PAR VALUE)
LOGO

  Of the 2,277,300 shares of Common Stock offered hereby, 2,200,000 shares are being issued and sold by the Company and 77,300 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Common Stock is traded on the Nasdaq National Market System under the symbol "QDIN." On July 1, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market System was $32.50 per share. See "Recent Stock Prices."

  SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
 OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
- --------------------------------------------------------------------------------
Per Share..................    $             $            $            $
- --------------------------------------------------------------------------------
Total(3)...................  $             $            $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements.
(2) Before deducting estimated expenses of $400,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 341,595 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $   , $   , and $   , respectively. See "Underwriting."

  The Shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about July , 1996 at the offices of Schroder Wertheim & Co. Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.

     GOLDMAN, SACHS & CO.

          WESSELS, ARNOLD & HENDERSON

                                                   MORGAN KEEGAN & COMPANY, INC.

                                 July   , 1996

       [Photographs depicting the interior of a Bruegger's bakery and a selection of bagels, together with logos for the Company's various restaurant concepts]



                               ----------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus. References herein to the "Company" include the Company and its subsidiaries and their respective predecessors, unless the context otherwise requires. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters has not been exercised. The Company's fiscal year is the 52 or 53-week period ending on the last Sunday in October of each year. Fiscal 1991, 1992, 1994 and 1995 each consisted of 52 weeks, and fiscal 1993 consisted of 53 weeks. This Prospectus contains forward-looking statements. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company. All forward-looking statements involve risk and uncertainty. Actual results may be materially affected by a number of factors, some of which may be beyond the control of the Company. See "Risk Factors."

                                  THE COMPANY

  Quality Dining, Inc. (the "Company") is the owner, operator and franchisor of Bruegger's Bagel Bakery ("Bruegger's"), the largest and, management believes, the fastest growing chain of fresh bagel bakeries in the United States. The Company also operates four other distinct restaurant concepts. It owns the Grady's American Grill and Spageddies Italian Kitchen ("Spageddies") concepts and develops and operates Burger King restaurants and Chili's Grill & Bar ("Chili's") as a franchisee of Burger King Corporation and Brinker International, Inc. ("Brinker"), respectively. As of June 30, 1996, the Company operated and franchised 469 restaurants, including 339 Bruegger's (76 Company-owned and 263 franchised), 42 Grady's American Grills, five Spageddies, 63 Burger King restaurants and 20 Chili's.

  The Company's fundamental business strategy is to combine the significant growth potential of Bruegger's with the Company's proven operating skills and the strong cash flow of its other restaurant operations.

  The Company intends to develop the Bruegger's brand through the aggressive expansion of its system of Company-owned and franchised Bruegger's bakeries. Prior to the acquisition of Bruegger's Corporation on June 7, 1996, the Company developed and operated Bruegger's bakeries as a franchisee, and Daniel B. Fitzpatrick, the Company's President and Chief Executive Officer, served as a director of Bruegger's Corporation. The Company's objectives are to establish the Bruegger's brand as the leading, most recognized brand in the bagel industry, to enhance Bruegger's existing position as the largest chain of fresh bagel bakeries in the United States and to be the leader in the markets it enters. The Company's goal is to have 2,000 Bruegger's systemwide by the end of fiscal 2000. By the end of fiscal 1996, the Company plans to have 445 to 475 Bruegger's systemwide (90 to 100 Company-owned and 355 to 375 franchised). By the end of fiscal 1997, the Company plans to have 675 to 750 Bruegger's systemwide (175 to 200 Company-owned and 500 to 550 franchised). The Company's franchisees have entered into development agreements providing for the opening of a minimum of 653 additional franchised bakeries by the end of 2001, approximately half of which are required under the agreements to be open within the next three years.

  The Company's rapid expansion plan for Bruegger's is driven by the concept's demonstrated consumer appeal and attractive unit economics. Bruegger's currently operates in 52 metropolitan markets in 32 states. Since it was founded in 1983, Bruegger's has experienced 11 consecutive years of systemwide comparable store sales growth. Bruegger's generated systemwide net sales of over

$150 million, and mature Bruegger's bakeries (open two or more years) generated on average approximately $801,000 in net sales for the 12 months ended May 12, 1996. Based on the Company's historical experience, a typical Bruegger's bakery costs approximately $350,000 to develop.

  Bruegger's offers freshly baked bagels, its branded premium "Javahh!" coffee, Bruegger's branded cream cheese, bagel-based sandwiches, soups and other food and beverage items. Bruegger's differentiates itself from its competitors by providing customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. In order to provide its customers with a consistently high-quality product and to minimize transportation and production costs, Bruegger's is vertically integrated. Bruegger's units are served by over 30 strategically located Company or franchisee-owned commissaries that produce fresh dough and distribute other products to Bruegger's bakeries on a daily basis.

  The Company intends to supplement the growth of its Bruegger's concept with continued expansion of the Company's other restaurant concepts. In addition to Bruegger's, by the end of fiscal year 1996, the Company expects to have approximately 42 Grady's American Grills, six to seven Spageddies, 63 to 65 Burger King restaurants and 21 to 23 Chili's. During fiscal year 1997, the Company plans to add an additional one to two Grady's American Grills, one to two Spageddies, four to six Burger King restaurants and three to five Chili's.

  Management believes that the Company has the operating and development expertise required to fully develop the Bruegger's brand and execute its aggressive expansion plans. Since its founding in 1981, the Company has grown from a two-unit Burger King franchisee to a leading multi-concept restaurant operator with 469 owned and franchised units at June 30, 1996. The Company has achieved this growth while remaining consistently profitable in each year of its operation. Management attributes the Company's growth and financial success to its operation of well-positioned, value-based concepts, focus on total customer satisfaction and hands-on management style. Management believes that as a result of these factors, the Company's restaurants appeal to a broad range of customers and generate a high level of repeat business and customer loyalty.

  The Company will consider selective acquisitions which would accelerate the development of the Company's existing concepts.

                                  THE OFFERING

Common Stock offered by the Company.....   2,200,000 shares

Common Stock offered by the Selling           77,300 shares
Shareholders............................

Common Stock to be outstanding after      16,495,264 shares(1)
the Offering............................

Use of Proceeds.........................  To repay borrowings under the
                                          Company's revolving credit facility

Nasdaq National Market System Symbol....  QDIN
- --------
(1) Excludes outstanding options to purchase an aggregate of 665,464 shares granted under the Company's 1993 Stock Option and Incentive Plan (the "1993 Stock Option Plan") and the Company's Outside Directors Stock Option Plan (the "Outside Directors Plan").

                             SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND RESTAURANT DATA)

                                       FISCAL YEAR ENDED                     28 WEEKS ENDED
                          ----------------------------------------------  --------------------
                                                      OCTOBER 29, 1995        MAY 12, 1996
                          OCTOBER 31,  OCTOBER 30,  --------------------  --------------------
                             1993         1994      ACTUAL  PRO FORMA(1)  ACTUAL  PRO FORMA(1)
                          -----------  -----------  ------- ------------  ------- ------------
INCOME STATEMENT DATA:
Restaurant sales:
 Grady's American
  Grill.................    $   --       $   --     $   --    $100,858    $41,679   $56,810
 Burger King............     49,032       49,716     57,013     64,832     35,588    35,588
 Chili's................      9,963       14,286     38,267     38,267     21,086    21,086
 Spageddies.............        --           174      4,741      4,741      4,373     4,373
 Bruegger's.............        --           191      5,270     20,888      6,321    18,053
                            -------      -------    -------   --------    -------   -------
Total restaurant sales..     58,995       64,367    105,291    229,586    109,047   135,910
Franchise revenues......        --           --         --       4,051        --      2,833
                            -------      -------    -------   --------    -------   -------
   Total revenues.......     58,995       64,367    105,291    233,637    109,047   138,743
                            -------      -------    -------   --------    -------   -------
Income from restaurant
 operations(2)..........     10,259       11,623     17,728     33,366     14,828    19,198
General, administrative
 and other expenses.....      4,143        4,065      5,706     14,991      5,088    10,686
Amortization of goodwill
 and trademarks.........          8            8        539      4,417        419     2,379
Restructuring,
 integration and special
 charges................        --           --         --         --       1,938     7,896
                            -------      -------    -------   --------    -------   -------
 Operating income
  (loss)................      6,108        7,550     11,483     13,958      7,383    (1,763)
                            -------      -------    -------   --------    -------   -------
Income (loss) before
 income taxes...........      4,527        6,260      9,129      5,019      4,370    (6,240)
Income taxes (benefit)..        --         2,332      3,240      3,018      1,595    (1,545)
                            -------      -------    -------   --------    -------   -------
 Net income (loss)......    $ 4,527(3)   $ 3,928(3) $ 5,889   $  2,001    $ 2,775   $(4,695)
                            =======      =======    =======   ========    =======   =======
 Net income (loss) per
  share.................         (3)          (3)   $  0.85   $   0.16    $  0.31   $ (0.34)
                                                    =======   ========    =======   =======
 Weighted average
  shares outstanding....         (3)          (3)     6,925     12,302      8,838    13,965
                                                    =======   ========    =======   =======
RESTAURANT DATA:
Units open at end of
 period:
Bruegger's:
 Owned..................        --             3         12         45(4)      21        65(4)
 Franchised.............        --           --         --         163(4)     --        246(4)
                            -------      -------    -------   --------    -------   -------
 Total systemwide
  Bruegger's............        --             3         12        208         21       311
                            -------      -------    -------   --------    -------   -------
Other concepts:
 Grady's American
  Grill.................        --           --         --          42(4)      42        42
 Burger King............         44           48         59         59         63        63
 Chili's................          4            8         18         18         19        19
 Spageddies.............        --             1          5          5          5         5
                            -------      -------    -------   --------    -------   -------
 Total other concepts...         48           57         82        124        129       129
                            -------      -------    -------   --------    -------   -------

                                                      AT MAY 12, 1996
                                              ----------------------------------
                                                          PRO       PRO FORMA
                                               ACTUAL   FORMA(1)  AS ADJUSTED(5)
                                              --------  --------  --------------
BALANCE SHEET DATA:
 Working capital deficiency.................  $ (3,038) $(15,463)    $(15,463)
 Total assets...............................   185,776   347,880      347,880
 Long-term debt and capitalized lease and
  non-competition obligations...............    95,710   111,718       44,193
 Total stockholders' equity.................    74,224   197,275      274,915

- -------
(1) Pro forma income statement data for fiscal 1995 gives effect to the acquisitions of Bruegger's Corporation, Grady's American Grill and the SHONCO Companies as if such transactions had occurred on October 31, 1994. Pro forma income statement data for the 28 weeks ended May 12, 1996 gives effect to the acquisitions of Bruegger's Corporation and Grady's American Grill as if such transactions had occurred on October 30, 1995. Pro forma balance sheet data at May 12, 1996 gives effect to the acquisition of Bruegger's Corporation as if it had occurred on that date.
(2) Income from restaurant operations has been adjusted to include franchise revenues and exclude amortization of goodwill and trademarks.
(3) For fiscal 1993 and 1994, net income, net income per share and weighted average shares outstanding were reported on a pro forma basis. See Notes 7 and 8 to Selected Financial Data.
(4) Pro forma restaurant data for fiscal 1995 and the 28 weeks ended May 12, 1996 includes, as Company-owned restaurants, the Bruegger's bakeries operated by Bruegger's Corporation at the end of the respective periods. Pro forma restaurant data for fiscal 1995 includes, as Company-owned restaurants, 42 Grady's American Grill restaurants acquired on December 21, 1995.
(5) As adjusted to reflect the issuance and sale of 2,200,000 shares of Common Stock by the Company at an assumed public offering price of $32.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

  The foregoing should be read in conjunction with the Selected Financial Data and the Pro Forma Condensed Consolidated Financial Statements and the notes thereto appearing elsewhere herein.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, investors should carefully consider the following factors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

AGGRESSIVE GROWTH STRATEGY

  The Company has grown significantly during the past two years, both internally and through strategic acquisitions. The Company intends to continue to pursue an aggressive growth strategy. The Company's expansion plans emphasize the rapid growth of the Bruegger's concept. The Company's goal is to have 2,000 Bruegger's systemwide by the end of fiscal 2000. The Company plans to have 445 to 475 Bruegger's systemwide (90 to 100 Company-owned and 355 to 375 franchised) by the end of fiscal 1996. By the end of fiscal 1997, the Company plans to have 675 to 750 Bruegger's systemwide (175 to 200 Company-owned and 500 to 550 franchised). The Company's decision to emphasize Bruegger's reflects management's judgment concerning, among other things, the size of the potential market for bagel-based restaurant concepts, the continuing appeal of the Bruegger's concept to consumers and the Company's ability to successfully manage rapid systemwide growth. In addition, the success of the Company's expansion efforts depends on a number of other factors, including the availability and cost of suitable locations, the availability of adequate financing for the Company and its franchisees, the hiring, training and retention of skilled management and other restaurant personnel, the ability to obtain the necessary governmental permits and approvals and third party consents, including the consents of its franchisors, the competitive environment and other factors, some of which are beyond the Company's control. As a result of the foregoing factors, there can be no assurance that the Company's expansion plans can be achieved, that each of the new restaurants will be operated profitably or that such expansion will not result in reduced sales at existing Company restaurants located near newly opened restaurants. Mature Bruegger's units (those open two or more years) typically realize higher sales volumes than new units. Management believes that the Company's plan to accelerate the expansion of Bruegger's will cause the average maturity of Bruegger's units to decline, which may have an adverse effect on average per unit sales.

RECENT ACQUISITIONS REQUIRE ASSIMILATION AND INTEGRATION

  The Company has acquired ownership of three of its concepts in the last 10 months: Spageddies in October 1995, Grady's American Grill in December 1995, and Bruegger's in June 1996. As a result, the Company has grown significantly in size and broadened the geographic area in which it operates. Any acquisition involves inherent uncertainties, such as the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of the acquired business. The Company's ability to integrate the operations of acquired concepts is essential to its future success. There can be no assurance as to the Company's ability to integrate new businesses nor as to its success in managing the significantly larger operations resulting therefrom.

  In addition, the Company has recorded significant intangible assets in connection with the Grady's American Grill and Bruegger's acquisitions. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write-down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results.

PROPRIETARY CONCEPTS REQUIRE GREATER MANAGEMENT ATTENTION

  The Company's ability to manage the significantly larger and more diverse operations resulting from its recent and anticipated growth will be essential to its success. The Company's business historically has focused primarily on the development and operation of Burger King and Chili's restaurants. Burger King Corporation and Brinker are well established franchisors and Burger King and Chili's restaurants have an established record as viable concepts. Burger King Corporation historically has made considerable advertising and promotional expenditures intended to heighten the goodwill associated with its trademarks and has developed sophisticated cooperative purchasing and other arrangements to assist its franchisees. Brinker has also provided its Chili's franchisees with considerable advertising and promotional support.

  Since October 1995, the Company has acquired ownership of the Bruegger's, Grady's American Grill and Spageddies concepts. These concepts have varying degrees of name recognition. The retail bagel segment represents an emerging quick-service restaurant concept, the long-term appeal and development potential of which have not yet been fully established. Although the Company opened its first Spageddies in 1994, it is not yet a proven concept and is still in the developmental stage. In addition, the Company's acquisition of the Bruegger's, Grady's American Grill and Spageddies concepts has caused it to assume many functions performed by the previous owners, requiring increased staffing and expenditures in the areas of advertising and marketing, purchasing, management information systems and others. Moreover, the Company is now a franchisor of the Bruegger's concept, which is a new role for the Company. Accordingly, the Company's development and operation of these restaurant concepts are subject to a wider range of risks than those associated with the development and operation of its Burger King and Chili's restaurants.

  As a result of the foregoing factors, there can be no assurance that the Company's expansion plans can be achieved, that the perceived benefits of the acquisitions will be realized or that each of the new restaurant concepts will be operated profitably.

BRUEGGER'S HISTORY OF LOSSES AND POSSIBLE FUTURE LOSSES

  There can be no assurance that the perceived benefits of the Company's recent acquisition of Bruegger's Corporation will be realized. Bruegger's Corporation experienced net losses since March 3, 1992, including net losses for the fiscal years ended December 27, 1994 and December 26, 1995 of $1.8 million and $5.5 million, respectively. For the quarter ended March 19, 1996, Bruegger's Corporation had a net loss of $1.7 million and an accumulated deficit of $10.1 million as of such date. Since March 3, 1992, the strategy of Bruegger's Corporation has been to aggressively grow its base of owned and franchised bakeries. As a result, Bruegger's Corporation incurred significant start up costs associated with owning bakeries and establishing infrastructure necessary to manage the development of owned bakeries, to institutionalize procedures and systems, and to organize and implement an active franchising program. The Company expects that these costs will continue to be significant as the Company continues to implement its rapid expansion plans for Bruegger's. There can be no assurance when or if revenues from the Bruegger's concept will be sufficient to offset these costs or achieve profitability for the Company's Bruegger's operations.

BRUEGGER'S FRANCHISE OPERATIONS ARE DEPENDENT ON FRANCHISEES

  As of June 30, 1996, the Company had 36 Bruegger's franchisees and 263 franchised Bruegger's. The Company's expansion plans for Bruegger's are based in part on the commitments of the current franchisees to open new bakeries in their exclusive territories. Messrs. Nordahl L. Brue and Michael J. Dressell and/or Richard Brue, the brother of Mr. Brue, are the principal shareholders of certain franchisees (the "Original Franchisees") that operated Bruegger's bakeries prior to the incorporation of Bruegger's Corporation and the establishment of the Bruegger's franchise system. The Original Franchisees have been awarded exclusive territories (Minnesota, Upstate New York, the greater Hartford, Connecticut area and the greater Pittsburgh, Pennsylvania area and portions of Iowa, Massachusetts (including the greater Boston area) and North Carolina), but are not obligated to develop a minimum number of bakeries. The Company does not intend to enter into franchising arrangements with a significant number of new Bruegger's franchisees. Accordingly, expansion plans for the Bruegger's concept are dependent in part upon the ability of the Company's existing Bruegger's franchisees to develop additional bakeries. Moreover, the Company will realize a portion of its revenues from continuing royalty payments from its Bruegger's franchisees and such revenues will be dependent upon the ability of its franchisees to operate and develop their Bruegger's and to promote and deliver the Bruegger's concept and its reputation for quality and value.

  Although the Bruegger's franchisees have been selected utilizing established criteria, there can be no assurance that such franchisees will have the business ability or access to financial resources necessary to successfully develop or operate Bruegger's in their franchise areas in a manner consistent with the Bruegger's concept and standards. Should its franchisees encounter business or operational difficulties, the Company's revenues would be affected and it could negatively impact the Bruegger's brand and the ability to sell new franchises if the Company desires to do so.

RISKS AND REQUIREMENTS OF FRANCHISEE STATUS

  The Company currently franchises its Burger King and Chili's restaurants from Burger King Corporation and Brinker, respectively. Due to the nature of franchising and the Company's agreements with its franchisors, the success of the Company's franchised concepts is, in large part, dependent upon the overall success of its franchisors, including the financial condition, management and marketing success of its franchisors and the successful operation of restaurants opened by other franchisees. Certain matters with respect to the Company's franchise concepts must be coordinated with, and approved by, the Company's franchisors. In particular, certain franchisors must approve the opening by the Company of any new franchised restaurant, including franchises opened within the Company's existing franchised territories, and the closing of any of the Company's existing franchised restaurants. The Company's franchisors also maintain discretion over the menu items that may be offered in the Company's franchised restaurants. By virtue of franchise and other agreements, the Company is required to pay to its franchisors certain fees upon the opening of new franchised restaurants, monthly royalty fees and national advertising fees. These agreements also provide for the termination of the Company as a franchisee upon the failure of the Company to comply with certain restrictions and obligations imposed on it.

  In addition, the Company's development agreements with Burger King Corporation and Brinker commit the Company to develop at least 55 new restaurants within certain territories by various dates through 2001, of which the Company had opened 35 as of June 30, 1996. Should the Company fail to comply with the development agreements, the franchisors could, among other remedies, terminate the exclusive nature of the Company's development rights in these areas.

GOVERNMENT REGULATIONS AFFECT RESTAURANT BUSINESS

  The restaurant business is subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the sale of alcoholic beverages, zoning, the preparation and sale of food and employer/employee relationships. The loss of a liquor license for a particular Grady's American Grill, Spageddies or Chili's restaurant would most likely result in the closing of the restaurant. Any substantial increases in the minimum wage or mandatory health care coverage could also adversely affect the Company. In addition, because of its franchise operations for Bruegger's, the Company is subject to the Trade Regulation Rule of the Federal Trade Commission titled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures" and state and local laws and regulations that govern the offer, sale and termination of franchises and the refusal to renew franchises. Continued compliance with this broad federal, state and local regulatory network is essential and costly and the failure to comply with such regulations may have an adverse effect on the Company and its franchisees. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could limit the Company's ability to sell franchises or subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings. In addition, under court decisions in certain states absolute vicarious liability may be imposed upon franchisors based upon claims made against franchisees. While the Company believes that it maintains adequate insurance coverage for such claims, there can be no assurance that such insurance will be sufficient to cover potential claims against the Company.

COMPETITION IS INTENSE

  The restaurant industry is intensely competitive with respect to price, service, location and food quality. The industry is mature and competition can be expected to increase. There are many well-established competitors with substantially greater financial and other resources than the Company, some of which have been in existence for a substantially longer period than the Company and may have substantially more units in the markets where the Company's restaurants are or may be located. The Company's Bruegger's concept competes against local and regional bagel shops, regional and national deli and lunch restaurants, supermarkets and convenience stores. The Company also faces competition from regional and national bagel chains, including Manhattan Bagel Company, Inc., Chesapeake Bagels, New York Bagel Enterprises, Inc. and Einstein Bros. Bagels, Inc. The principal competitors to the Company's Burger King restaurants are McDonald's, Wendy's, Hardee's and "double drive-thru" restaurants. The competitors to the Company's Chili's and Spageddies restaurants are other casual dining concepts such as T.G.I. Friday's, Applebee's, Bennigan's, Olive Garden, Red Lobster and Chi-Chi's restaurants. The primary competitors to Grady's American Grill are Houston's, J. Alexander's, Cooker Bar & Grille, and O'Charley's Restaurant & Lounge, as well as a large number of locally-owned, non-chain restaurants. The Company believes that competition is likely to become even more intense in the future.

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

  The Company and the restaurant industry generally are significantly affected by factors such as changes in local, regional or national economic conditions, changes in consumer tastes, weather conditions and various other consumer concerns. In addition, factors such as increases in food, labor and energy costs, the availability and cost of suitable restaurant sites, fluctuating insurance rates, state and local regulations and the availability of an adequate number of hourly-paid employees can also adversely affect the restaurant industry.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company's business will continue to be dependent upon the services of Daniel B. Fitzpatrick, President and Chief Executive Officer of the Company. The Company maintains key man life insurance on the life of Mr. Fitzpatrick in the principal amount of $3.0 million. The loss of the services of Mr. Fitzpatrick would have a material adverse effect upon the Company.

RELATED PARTY TRANSACTIONS

  The Company historically has engaged in related party transactions with entities controlled by its founding shareholders. It is anticipated that the Company will continue to engage in certain of these transactions. Related party transactions are subject to the review and approval of the Company's Audit Committee, which is composed exclusively of the Company's disinterested Directors, and such transactions have been on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

  In addition, Messrs. Nordahl L. Brue and Michael J. Dressell and their affiliates are parties to a number of arrangements with Bruegger's Corporation, including franchise agreements with more favorable terms than other franchisees; certain exclusive supply arrangements with respect to the cream cheese sold to Bruegger's units by Franklin County Cheese Corporation, an entity affiliated with Messrs. Brue and Dressell; arrangements for purchases of bagel dough and other products from the Company-owned commissaries; arrangements with respect to the sale of bakery equipment to Bruegger's units; the lease for Bruegger's headquarters in Burlington, Vermont; and guaranties by Bruegger's Corporation of certain leases. Messrs. Brue and Dressell, the co-founders of Bruegger's, have served on the Company's Board of Directors since June 7, 1996.

CONTROL BY INSIDERS

  As of June 30, 1996, the executive officers and directors of the Company beneficially owned approximately 57.0% of the shares of the Company's Common Stock and will continue to own 49.5% after the Offering. Accordingly, senior management of the Company has sufficient voting power to effectively control the outcome of any matter submitted to the shareholders for approval, and to block certain amendments to the Company's Restated Articles of Incorporation and certain transactions that require a supermajority vote.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The division of the Company's Board of Directors into classes, the ability of the Board of Directors to issue shares of preferred stock in one or more series and to determine the designation, voting and other rights, preferences, privileges and restrictions applicable to such shares, together with the heightened shareholder approval requirements associated with certain business combination transactions involving a Related Person (as defined) and applicable provisions of Indiana law, may have the effect of discouraging a merger, tender offer, proxy contest or other transaction involving a change in control of the Company that has not received the prior approval of a majority of the Company's Board of Directors. In addition, the Company's franchise agreements with Burger King Corporation and Brinker require the Company to obtain the prior consent of those franchisors for any new members of the Board of Directors of the Company.

                                USE OF PROCEEDS

  Assuming an offering price of $32.50 per share, the net proceeds to the Company from the sale of 2,200,000 shares of Common Stock being offered by the Company are estimated to be $67.5 million ($78.1 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use substantially all of the net proceeds to repay borrowings outstanding under its existing $150 million unsecured revolving credit facility which expires on April 26, 1999. Borrowings under the credit facility bear interest at the adjusted LIBOR rate plus 1.5%. At June 30, 1996, the outstanding borrowings under the revolving credit facility were $110.6 million. Of such balance, $74.4 million was incurred in connection with the acquisition of Grady's American Grill in December 1995 and $16.1 million was incurred to repay certain short-term debt assumed in connection with the acquisition of Bruegger's Corporation on June 7, 1996. A portion of the net proceeds, estimated to be less than $15.0 million, may be used to purchase Bruegger's units from certain franchisees. Although the Company is having discussions with certain franchisees regarding the purchase of a limited number of units, there are currently no definitive agreements or understandings with respect to any such proposed acquisition, and there can be no assurance that any acquisitions of Bruegger's units will be completed.

  The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

                              RECENT STOCK PRICES

  The Company's Common Stock commenced trading on the Nasdaq National Market on March 2, 1994 under the symbol "QDIN". Prior thereto, there was no public market for the Common Stock. The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for the Company's Common Stock, as reported on the Nasdaq National Market:

                                                                 HIGH     LOW
                                                                ------- -------
      1994
        First Quarter (from March 2, 1994)..................... $12.875 $11.625
        Second Quarter.........................................  11.750  10.750
        Third Quarter..........................................  13.125  10.750
        Fourth Quarter.........................................  13.625  12.000
      1995
        First Quarter..........................................  12.625  11.625
        Second Quarter.........................................  16.375  12.188
        Third Quarter..........................................  21.500  15.750
        Fourth Quarter.........................................  26.875  18.875
      1996
        First Quarter..........................................  31.250  19.750
        Second Quarter.........................................  39.500  26.500
        Third Quarter (through July 1, 1996)...................  33.500  31.750

  On July 1, 1996, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market was $32.50 per share.

  As of June 30, 1996, there were approximately 240 holders of record of Common Stock.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the
Company: (i) at May 12, 1996; (ii) pro forma to reflect the acquisition of Bruegger's Corporation; and (iii) as adjusted to reflect the issuance and sale of 2,200,000 shares of Common Stock by the Company, at an assumed public offering price of $32.50 per share, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements incorporated by reference in this Registration Statement.

                                                          MAY 12, 1996
                                                 ------------------------------
                                                  ACTUAL  PRO FORMA AS ADJUSTED
                                                 -------- --------- -----------
                                                  (IN THOUSANDS, EXCEPT SHARE
                                                             DATA)
Short-term debt:
  Current portion of capitalized lease and non-
   competition obligations...................... $    360 $    360   $    360
                                                 ======== ========   ========
Long-term debt:
  Revolving line of credit...................... $ 88,904 $104,912   $ 37,387
  Capitalized lease and non-competition
   obligations..................................    6,806    6,806      6,806
                                                 -------- --------   --------
    Total long-term debt........................   95,710  111,718     44,193
                                                 -------- --------   --------
Redeemable Preferred Stock, $100 stated value;
 Series A, cumulative, convertible; 141,450
 shares authorized; 84,000 shares issued, pro
 forma and no shares issued, as adjusted(1).....      --     8,400        --
                                                 -------- --------   --------
Stockholders' equity(1):
  Preferred Stock, without par value; 4,858,550
   shares authorized; none issued...............      --       --         --
  Common Stock, without par value; 50,000,000
   shares authorized; 8,861,920 shares issued;
   13,989,062 shares issued, pro forma;
   16,474,594 shares issued, as adjusted........       28       28         28
  Additional paid-in capital....................   63,238  186,289    263,929
  Retained earnings.............................   11,208   11,208     11,208
                                                 -------- --------   --------
                                                   74,474  197,525    275,165
  Less treasury stock, 20,000 shares............      250      250        250
                                                 -------- --------   --------
    Total stockholders' equity..................   74,224  197,275    274,915
                                                 -------- --------   --------
      Total capitalization...................... $169,934 $317,393   $319,108
                                                 ======== ========   ========

- --------
(1) In addition to giving effect to the issuance and sale of 2,200,000 shares of Common Stock contemplated hereby, amounts reported under the As Adjusted column give effect to the issuance of 117,800 shares of the Company's Series A preferred stock to the former holders of Bruegger's Corporation redeemable preferred stock, the redemption of 16,650 shares of Series A preferred stock and the conversion of 101,150 shares of Series A preferred stock into an aggregate of approximately 285,532 shares of the Company's Common Stock.

                                   BUSINESS

GENERAL

  The Company is the owner, operator and franchisor of Bruegger's, the largest and, management believes, the fastest growing chain of fresh bagel bakeries in the United States. The Company also operates four other distinct restaurant concepts. It owns the Grady's American Grill and Spageddies concepts and develops and operates Burger King restaurants and Chili's as a franchisee of Burger King Corporation and Brinker, respectively. As of June 30, 1996, the Company operated and franchised 469 restaurants, including 339 Bruegger's (76 Company-owned and 263 franchised), 42 Grady's American Grills, five Spageddies, 63 Burger King restaurants and 20 Chili's.

  The Company's fundamental business strategy is to combine the significant growth potential of Bruegger's with the Company's proven operating skills and the strong cash flow of its other restaurant operations.

EXPANSION

  The Company intends to develop the Bruegger's brand through the aggressive expansion of its system of Company-owned and franchised Bruegger's bakeries. The Company acquired Bruegger's Corporation on June 7, 1996. The Company's objectives are to establish the Bruegger's brand as the leading, most recognized brand in the bagel industry, to enhance Bruegger's existing position as the largest chain of fresh bagel bakeries in the United States and to be the leader in the markets it enters. The Company's goal is to have 2,000 Bruegger's systemwide by the end of fiscal 2000. By the end of fiscal 1996, the Company plans to have 445 to 475 Bruegger's systemwide (90 to 100 Company-owned and 355 to 375 franchised). By the end of fiscal 1997, the Company plans to have 675 to 750 Bruegger's systemwide (175 to 200 Company-owned and 500 to 550 franchised). The Company's franchisees have entered into development agreements providing for the opening of a minimum of 653 additional franchised bakeries by the end of 2001, approximately half of which are required under the agreements to be open within the next three years.

  The Company intends to supplement the growth of its Bruegger's concept with continued expansion of the Company's other restaurant concepts. In addition to Bruegger's, by the end of fiscal year 1996, the Company expects to have approximately 42 Grady's American Grills, six to seven Spageddies, 63 to 65 Burger King restaurants and 21 to 23 Chili's. During fiscal year 1997, the Company plans to add an additional one to two Grady's American Grills, one to two Spageddies, four to six Burger King restaurants and three to five Chili's. The Company will consider selective acquisitions which would accelerate the development of the Company's existing concepts.

OPERATING PHILOSOPHY

  Management believes that the Company has the expertise required to fully develop the Bruegger's brand and execute its aggressive expansion plan. Since its founding in 1981, the Company has grown from a two-unit Burger King franchisee to a leading multi-concept restaurant operator with 469 owned and franchised units at June 30, 1996. The Company has achieved this growth while remaining consistently profitable in each year of its operation. Management attributes the Company's growth and financial success to its operating philosophy, which is shared by all of the Company's concepts and is comprised of the following four key elements:

 Value-Based Concepts

  Value-based restaurant concepts are important to the Company's business strategy. Accordingly, in each of its restaurants, the Company seeks to provide customers with value, which is a product of high-quality menu selections, reasonably priced food, prompt, courteous service and a pleasant dining atmosphere.

 Focus on Customer Satisfaction

  Through its comprehensive management training programs and experienced management team, the Company seeks to ensure that its employees provide customers with an enjoyable dining experience on a consistent basis.

 Hands-On Management Style

  Members of the Company's senior management are actively involved in the operations of each of the Company's restaurant concepts. This active management approach is a key factor in the Company's efforts to control costs and maximize operating income.

 Quality Franchise Partners

  The Company has historically sought franchisors and franchisees with established reputations for leadership in their various segments of the restaurant industry, who have proven integrity and share the Company's focus on value, customer service and quality.

RECENT EVENTS

  On June 7, 1996, the Company acquired Bruegger's Corporation, the nation's largest chain of fresh bagel bakeries. Pursuant to the terms of a merger agreement, Bruegger's Corporation became a wholly owned subsidiary of Quality Dining, Inc. In connection with the merger, the Company will take a special pre-tax charge ranging from $6.0 to $8.0 million associated with restructuring and integration costs related to the merger. This charge will be taken during the Company's third fiscal quarter ending August 4, 1996 and is not reflected in the pro forma financial information included in this Prospectus. In addition, the Company will recognize a purchase price adjustment of $6.0 to $7.0 million, which will be added to goodwill and amortized over a 40-year period.

  On July 1, 1996, the Company entered into an agreement to acquire three bagel bakeries from an unaffiliated third party for a purchase price of $3.5 million, payable in cash. The acquisition is scheduled to close by July 15, 1996.

BRUEGGER'S BAGEL BAKERIES

 General

  Bruegger's is the largest chain of fresh bagel bakeries in the United States. Bruegger's offers freshly baked bagels, its branded premium "Javahh!" coffee, Bruegger's branded cream cheese, bagel-based sandwiches, soups and other food and beverage items. Bruegger's differentiates itself from its competitors by providing customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. In order to provide its customers with a consistently high-quality product and to minimize transportation and production costs, Bruegger's is vertically integrated. Bruegger's units are served by over 30 strategically located Company or franchisee-owned commissaries that produce fresh dough and distribute other products to Bruegger's bakeries on a daily basis.

 The Brand

  The Company's objective is to establish Bruegger's as the leading brand in the bagel industry. In order to achieve this objective, the Company seeks to:
(i) rapidly expand the points of distribution for Bruegger's products through the addition of new Bruegger's units; (ii) prominently feature the Bruegger's brand name and logo in its units and in the packaging and display of its products; and (iii) encourage repeat business and customer loyalty by maintaining high standards of quality and consistency. Management believes that penetrating each of its target markets with a large number of strategically placed Bruegger's units will facilitate the development of the Bruegger's brand, increase trial of the Company's products and lead to a high level of brand awareness. In each of its retail locations, the Company emphasizes easily identifiable and visible signage and logos to reinforce brand identity. Local operators of Bruegger's units further brand awareness through involvement with local community events, activities and promotions. In addition, the Company has a significant marketing budget for advertising and product promotions, which management expects to increase as Bruegger's systemwide sales grow.

 Retail Locations

  As of June 30, 1996, there were 76 Company-owned and 263 franchised bakeries operating in 52 metropolitan markets in 32 states. The following table sets forth the states in which Bruegger's bakeries were located on such date:

      STATE                                             COMPANY FRANCHISED TOTAL
      -----                                             ------- ---------- -----
      Arizona..........................................              2        2
      California.......................................             10       10
      Colorado.........................................              8        8
      Connecticut......................................              8        8
      Florida..........................................              6        6
      Georgia..........................................              2        2
      Idaho............................................              3        3
      Illinois.........................................    14        2       16
      Indiana..........................................     4                 4
      Iowa.............................................             16       16
      Kentucky.........................................              3        3
      Maryland.........................................             15       15
      Massachusetts....................................     7       28       35
      Michigan.........................................    10                10
      Minnesota........................................             27       27
      Missouri.........................................              2        2
      Nebraska.........................................              7        7
      Nevada...........................................              2        2
      New Hampshire....................................     2                 2
      New Jersey.......................................     1                 1
      New York.........................................             35       35
      North Carolina...................................             23       23
      Ohio.............................................    35                35
      Pennsylvania.....................................     2       20       22
      South Carolina...................................              1        1
      Tennessee........................................              2        2
      Texas............................................             11       11
      Utah.............................................              3        3
      Vermont..........................................     1        1        2
      Virginia.........................................              7        7
      Washington.......................................             12       12
      Wisconsin........................................              7        7
                                                          ---      ---      ---
          32 States....................................    76      263      339
                                                          ===      ===      ===

 The Retail Concept

  The Bruegger's chain of freshly-baked bagel bakeries is based on the concept of combining the superior quality of a traditional bagel bakery with the high volume and convenience of a quick-service restaurant. This concept, which has been developed and refined since 1983, has enabled Bruegger's Corporation to open Bruegger's units on a national basis, while maintaining its high standards for freshness and quality. This concept has also enabled Bruegger's to develop a distinctive brand image.

  Products. As part of its operational strategy, the Bruegger's menu is focused on a limited number of items including bagels, sandwiches, cream cheeses, coffee, soups, desserts and other beverages. The Company believes that this menu provides it with a marketing focus and facilitates the maintenance of its high standards for product quality and freshness at all of its bakeries.

    Bagels. Bruegger's makes its bagels using a traditional production process. Bruegger's bagels are kettle-boiled and then hearth-baked to give the bagels a crispy exterior and a chewy texture inside. The Company believes that this process distinguishes it from many of its competitors who use frozen dough or who make their bagels using the "steamed" method which produces bagels with a softer crust. In addition, this process permits Bruegger's bagels to be baked in each bakery in small batches throughout the day by a trained baker, so that each bakery can continually offer fresh, hot bagels.

    Cream Cheese. Cream cheese is an important part of the Bruegger's menu. The Company sells a proprietary brand of specialty cream cheeses under the Bruegger's label on bagel sandwiches and in separate containers for take-out. A large variety of spreads are available, including flavors such as vegetable, smoked salmon and honey walnut, along with "light" cream cheeses in plain and additional flavors. Each flavor starts with the same high-quality cream cheese, to which fresh ingredients are added to create an array of choices for the customer.

    Sandwiches. All sandwiches sold by Bruegger's are made to order and are served on a bagel using high-quality meats and other ingredients. Bruegger's sells both traditional deli sandwiches and specialty sandwiches such as the Leonardo da Veggie and the Chicken Fajita. The Company believes that the quality and variety of Bruegger's lunch menu contributes to the high proportion of lunch sales.

    Coffee. Bruegger's sells its branded "Javahh!" coffee, a blend of freshly roasted arabica beans from Costa Rica and Colombia which are ground in the bakery and brewed fresh throughout the day. A variety of coffees, including a limited number of flavored coffees, is also available. In addition, Bruegger's is in the process of testing Javahhccino!, a sweet, frozen, coffee-based beverage. Bruegger's supports its Javahh! brand through in-store merchandising and the sale of Javahh! travel mugs to promote repeat business.

    Soups. As an integral component of its lunch menu, Bruegger's offers soups made in accordance with Bruegger's proprietary recipes. Each bakery selects the soups it serves from a list of 12 to 15 soups, including several vegetarian soups, and offers up to four soups each day. Customers often choose to have Bruegger's soup as a light lunch or as a side with a bagel sandwich.

  Customer Service. Bruegger's goal is to provide quick, friendly and attentive service to its customers. Bruegger's depends on a high rate of repeat business and views customer service as a critical factor to repeat business. Through its emphasis on training, personnel development and compensation incentives, the Company believes that it attracts and retains well-qualified, highly-motivated Bruegger's employees who are committed to providing high levels of customer service.

  Bakery Design. The Company designs its Bruegger's units to convey an image of fresh products and fast service and to provide customers with a casual, warm and comfortable environment. Since Bruegger's offers both take-out and eat-in service, most bakeries are configured to accommodate a high volume of traffic and provide seating for between 50 and 60 people. The current bakery interior emphasizes Bruegger's traditional bagel-baking process by prominently displaying the oven, which customers may view through a "theater baking" window. In addition, artwork and decor items reinforce Bruegger's commitment to authenticity and freshness in all of its products, from the oversized cream cheese lids and the bagel-baking story to the narrative describing Bruegger's coffee, Javahh! Bruegger's units generally range in size from 1,900 to 2,700 square feet, with an average size of approximately 2,300 square feet.

 Management Structure

  The Company has in place an experienced management team, composed of franchising, financial, marketing, real estate and development professionals with extensive prior experience, as well as a strong and well-organized operating system for its Bruegger's concept.

  The Company has determined to consolidate Bruegger's executive offices with those of the Company at its Mishawaka, Indiana headquarters. The operations of the Company's Bruegger's bakeries will be managed through six regional offices. The Company plans to complete its implementation of this regional office structure by the end of the first quarter of fiscal 1997. The Company anticipates that each regional office will be headed by a regional vice president, and staffed with other management personnel with responsibilities for regional operations, marketing, training, quality assurance, real estate and franchise support. Each regional office will report to Nelson Marchioli, Bruegger's newly hired Chief Operating Officer.

 Bruegger's Operations

  In an effort to achieve the quality of a traditional bagel bakery with the high volume and convenience of a quick-service restaurant, the Company has instituted and developed standardized operating procedures and management information systems which are designed to enable it to maintain quality and consistency in its operation of bakeries.

  Commissaries. The Company produces its bagel dough for Company-owned Bruegger's units at six commissaries. Franchisees typically build their own commissaries to service the Bruegger's units in their markets. There are currently over 30 Company-owned and franchisee-owned commissaries systemwide. In addition to producing and distributing fresh bagel dough on a daily basis, the commissaries function as distributors of other products to the bakeries, including cream cheese, smoked salmon, sandwich meats and paper products.

  The commissary system enables Bruegger's to control and monitor the quality and consistency of its primary product line. In addition, the commissary system enables Bruegger's to achieve cost efficiencies as compared to producing bagel dough in each bakery from (i) lower equipment costs because duplicate equipment is not required, (ii) lower occupancy costs because warehouse space, not retail space, is used for production and (iii) the larger production runs facilitated by the commissary system. Finally, the commissary system facilitates the delivery of fresh bagel dough on a timely basis instead of using frozen dough as some competitors do.

  The average development cost of the Company's commissaries is approximately $565,000, excluding an in-unit commissary in Burlington, Vermont. The Company has an additional commissary under development in Philadelphia, Pennsylvania to service that market and anticipates incurring similar costs in its development.

  Purchasing. The Company sets quality standards for all products used or sold in Bruegger's units. In order to maintain product consistency and food safety standards and to take advantage of volume discounts, franchised bakeries are required to participate in selected national purchasing programs relating to cream cheese, coffee, fountain soda, soup, meats, cheese, fish and some condiments and to purchase such products from suppliers designated by Bruegger's.

 Franchise Program

  As of June 30, 1996, the Company was a party to franchise and development agreements with 36 franchisees, who were operating 263 franchised bakeries. Each franchisee has been awarded an exclusive territory in which to operate. The Company's franchisees, other than the Original Franchisees, have committed to open an additional 653 bakeries. The Original Franchisees are not obligated to build additional bakeries, but have advised the Company that they intend to do so. The Company believes that its franchising program is substantially complete and does not intend to add a large number of new franchisees. The Company believes that its strategy of working with a limited number of capable franchisees is the best strategy to permit rapid expansion and a high degree of system responsiveness to market developments and Bruegger's-related developments.

  Approval. The Company has traditionally evaluated potential Bruegger's franchisees on the basis of, among other things, their business background, restaurant operating experience and financial resources. In particular, the Company has focused on whether the franchisee has experience in multi-unit operations, has proven ability to execute an aggressive growth plan while maintaining the highest standards of quality and has the capital resources to develop additional bakeries.

  Development Agreements. The Company enters into development agreements with each of its franchisees pursuant to which it grants each franchisee the exclusive right to develop a minimum number of bakeries within a specified territory. Under the current development agreement, each franchisee pays a development fee upon the execution of the development agreement in an amount negotiated by the Company and the franchisee (which the Company expects to be about $75,000 for an average size market). Each franchisee also pays an initial franchise fee ($25,000 for each of the first three bakeries; $20,000 for each additional bakery) upon the execution of each franchise agreement for each bakery opened. Prior to the adoption of the current form of development agreement, each franchisee paid a development fee based on the number of bakeries such franchisee committed to develop during the 15-month initial term ($25,000 for each of the first three bakeries; $20,000 for each additional bakery). In the event that during the 15-month initial term the franchisee developed more bakeries than it had committed to develop, the franchisee was not required to pay any development or initial franchise fees with respect to such additional bakeries. Following the 15-month initial term (and assuming that at least three bakeries were opened during the initial term), the franchisee was required to pay an initial franchise fee of $20,000 upon the execution of each franchise agreement for each bakery opened. Originally, franchisees paid an initial franchise and development fee of $1,000 for each bakery and purchased shares of Bruegger's Corporation's preferred stock upon the execution of the development agreement and subscribed to purchase additional shares over the next four years.

  Franchise Agreements. The Company's standard Bruegger's franchise agreement generally provides for a term of 20 years and payment of a royalty fee of 5% of gross sales. In addition, the standard franchise agreement generally requires the franchisee to spend 4% of gross sales on advertising, one half of which must be contributed to a general advertising fund that is used to promote the Bruegger's concept on a local and regional level, although during a franchise's first year, a franchisee need only contribute 1% of gross sales to the general advertising fund, with 2% required spending on local store marketing.

  The Company has the right to terminate any franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or failure to adhere to Bruegger's policies and standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise.

  Franchise Sites. The Company furnishes each franchisee with assistance in selecting sites and developing bakeries. Each franchisee is responsible for selecting the location of its bakeries but must obtain the Company's approval of each location based on the accessibility and visibility of the site and targeted demographic factors, including population, density, income, age and traffic.

  Original Franchisees. As of June 30, 1996, the Original Franchisees owned and operated 148 franchised bakeries in New England, Iowa, Minnesota, New York, North Carolina and Pennsylvania. Until Bruegger's Corporation commenced operations in 1993, all Bruegger's units were operated by the Original Franchisees. Portions of the Original Franchisee territories include the original development territories of Bruegger's.

  The Original Franchisees have been awarded exclusive territories, but are not obligated to develop a minimum number of bakeries. The franchise agreements with the Original Franchisees differ from the standard Bruegger's franchise agreements in that the Original Franchisees are not required to pay initial franchise or development fees and pay franchise royalties of 4% of gross sales.

  Franchise Operations. All franchisees are required to operate their bakeries in compliance with Bruegger's policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs. Each franchisee must serve items from an approved menu, but has full discretion to determine the prices to be charged to its customers.

 Trademarks and Service Marks

  The Company owns a number of trademarks and service marks that have been registered with the United States Patent and Trademark Office, including Bruegger's(R), Bruegger's Fresh Bagel

Bakery(R) and the logo for Bruegger's Fresh Bagel Bakery, Bruegger's Bagel Bakery Fresh Bagels(R) and the logo for Bruegger's Bagel Bakery Fresh Bagels, Brueggeroons(R), Bruegger's Last Night's Bagels(R) and the logo for Bruegger's Last Night's Bagels, and The Best Thing Round(R). In addition, Bruegger's has trademark applications pending for a number of additional marks, including Javahh!(TM), We Bake Them in Small Batches All Day Long Because People Come in Small Batches All Day Long(TM), Totally Completely Obsessed with Freshness(TM), Javahhccino!(TM) and the logo for Bruegger's Bagels/Baked Fresh.

GRADY'S AMERICAN GRILL

 General

  Grady's American Grill restaurants feature high-quality food in a classic American style, served in a warm and inviting setting. Prior to the Company's acquisition of the concept from Brinker on December 21, 1995, Brinker owned and operated all of the 42 Grady's American Grill restaurants now owned and operated by the Company. Grady's American Grill menu features signature prime rib, high-quality steaks, daily servings of fresh seafood, inviting salads, sandwiches, soups and legendary desserts. Entrees emphasize on-premise scratch preparation in a classic American style.

 Location

  The Company's 42 Grady's American Grill restaurants are located in 16 states, primarily in the South and Southwest.

SPAGEDDIES ITALIAN KITCHEN

 General

  Spageddies, a concept developed by Brinker and now owned by the Company, are Italian casual dining restaurants which offer high-quality food, generous portions and value-driven prices, all enjoyed in a festive and energized atmosphere. The concept is being refined to incorporate an upscale menu, enhanced decor and service and a name change.

  Spageddies restaurants are casual, modestly-priced Italian restaurants featuring pasta, pizzas, soups, salads, sandwiches, breads and traditional Italian entrees, as well as a full-service bar. The meals are served in an open, family-friendly environment, complete with festive lighting, various pepper and cheese displays and an open kitchen with a wood-burning pizza oven.

 Location

  The Company currently operates five Spageddies restaurants, including two in Indiana, two in Ohio and one in Michigan.

BURGER KING RESTAURANTS

 General

  Headquartered in Miami, Florida, Burger King Corporation is an indirect wholly-owned subsidiary of Grand Metropolitan PLC, London, England. Burger King Corporation has been franchising Burger King restaurants since 1954 and has since expanded to locations in 50 states, the District of Columbia, and 56 foreign countries and international territories. As of May 31, 1996, there were 8,405 Burger King restaurants in operation worldwide comprised of 829 company-owned restaurants and 7,576 franchised restaurants. Each Burger King restaurant offers a diverse menu containing a variety of traditional and innovative food items, featuring the Whopper(R) sandwich and other flame-broiled hamburgers and sandwiches which are prepared to order with the customer's choice of condiments.

 Location

  The Company operates its Burger King restaurants in four metropolitan area markets: South Bend, Indiana (20 restaurants); Fort Wayne, Indiana (13 restaurants); Detroit, Michigan (16 restaurants); and Southwestern Michigan (14 restaurants).

CHILI'S GRILL & BAR

 General

  The Chili's restaurant concept is owned by Brinker, a publicly-held corporation headquartered in Dallas, Texas. As of June 28, 1996, there were 490 Chili's restaurants system-wide, comprised of 352 company-owned and 138 joint ventured or franchised restaurants. Chili's restaurants are full-service restaurants, featuring a casual atmosphere and quick, efficient and friendly table service designed to minimize customer waiting time and facilitate table turnover. Service personnel are dressed casually in jeans or slacks, knit shirts and aprons to reinforce the casual, informal environment. Chili's restaurants provide a limited menu of broadly appealing items, including a variety of hamburgers, fajitas, chicken and seafood entrees and sandwiches, barbecued ribs, salads, appetizers and desserts, all of which are prepared fresh daily according to recipes specified by Chili's.

 Location

  The Company currently operates 20 Chili's restaurants, nine of which are located in the Midwest and 11 of which are located in the Philadelphia market.

SUPPORT SERVICES

  From its headquarters in Mishawaka, Indiana, the Company provides accounting, information technology, human resources, finance, marketing, and site selection and development support services for each of its operating subsidiaries, except Bruegger's Corporation. Bruegger's Corporation currently provides these services from its headquarters located in Burlington, Vermont; however, the Company plans to relocate Bruegger's Corporation's headquarters to the Company's corporate office in Mishawaka by March 1, 1997.

 Management

  During the past two fiscal years, the Company has added significant management resources to coordinate and direct the Company's strategic growth. The Company believes that these additions to its management team have enhanced its ability to manage the larger and more diverse operations resulting from its current and planned growth.

  Each of the Company's restaurant concepts is managed by an experienced management team. The Company's Bruegger's business is managed by the Bruegger's Corporation Chief Executive Officer through a regional management structure. Each geographic region is managed by an Operating Partner, with an operations team located within each specific market. The Company's Burger King business is also managed by geographic region, with a Director of Operations located in each specific market. Each Director of Operations reports to the Chief Operating Officer of the Company's Burger King division. The Company's full service concepts are each managed by a Director of Operations who reports to the Vice President--Full Service Dining Division. For the Company's Grady's American Grill concept, two regional Directors report to the Vice President-- Grady's American Grill Division.

 Site Selection

  Site selection for new restaurants is made by the Company's senior management under the direction of the Company's Chief Development Officer, subject in the case of the Company's franchised restaurants to the approval of its franchisors. Within a potential market area, the Company evaluates high-traffic locations to determine profitable trading areas. Site-specific factors considered by the Company include traffic generators, points of distinction, visibility, ease of ingress and egress, proximity to direct competition, access to utilities, local zoning regulations and various other factors. In addition, in evaluating potential Chili's, Spageddies and Grady's American Grill sites, the Company considers applicable laws regulating the sale of alcoholic beverages. The Company regularly reviews potential sites for expansion. Once a potential site is selected, the Company utilizes demographic and psychographic data provided by consultants retained by the Company, Burger King Corporation or Brinker, as the case may be, to assist in final site selection.

 Quality Control

  The Company's senior management and restaurant management staff are principally responsible for assuring compliance with the Company's and its franchisors' operating procedures. The Company and its franchisors have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct. Compliance with these standards and specifications is monitored by frequent on-site visits and inspections by the Company's senior management.

 Management Information Systems

  Financial controls are maintained through a centralized, computerized, accounting system which allows the Company to track sales, labor costs and product mix on an ongoing basis. Currently, the Company's Bruegger's Corporation subsidiary maintains its own centralized, computerized, accounting system at its headquarters in Burlington, Vermont, which system will be integrated with the Company's system following Bruegger's Corporation's headquarters move to Mishawaka. The Company has stand alone point-of-sale registers installed in each of its restaurants. This system allows each unit to track sales by product and customer counts. This information enables the Company to analyze customer purchasing habits, operating trends and promotional results. The computer system also enables the Company to audit franchisee royalty payments more easily.

  The Company's Chili's, Spageddies and Grady's American Grill restaurants use fully automated reporting systems incorporating software provided by Brinker and generate detailed financial information which is provided to the Company's executive offices on a daily basis. The Company currently is in the process of upgrading the financial reporting systems at its Burger King restaurants and other components of its centralized computer system to allow the use of fully automated financial reporting for all of the Company's restaurant concepts, including Bruegger's, in a single, central location.

  As a result of upgrades completed in fiscal 1995 and the acquisition of the Grady's American Grill concept, the Company has undergone a significant modification of its financial reporting systems. The Company anticipates that additional modifications and upgrades will be required during fiscal 1996 and fiscal 1997, primarily as a result of the merger with Bruegger's Corporation, to centralize and consolidate the Company's management information systems.

 Training

  The Company maintains comprehensive training programs for all of its restaurant management personnel. Special emphasis is placed on quality food preparation, service standards and total customer satisfaction.

  The Company requires that certain Bruegger's managers, franchise operators and bakers, as well as commissary managers, participate in the Bruegger's training program (although the Company permits certain of its franchisees to operate their own training program). The training program consists of five days of operational basics and two weeks of supervised on-the-job training and focuses on Bruegger's philosophies, policies and operating procedures. The Company offers the training program on an as-needed basis and requires that such training be provided before a manager, operator or baker assumes such position. In addition, each Bruegger's unit requires its bakers to complete a specialized training program focused on ensuring the consistent execution of the baking process.

  The training program for the Company's Burger King restaurant managers features an intensive four-week hands-on training period followed by two weeks of classroom instruction and simulated restaurant management activities. Upon certification, new managers work closely with experienced managers to solidify their skills and expertise. The Company's existing restaurant managers regularly participate in the Company's ongoing training efforts, including classroom programs, off-site training at Burger King Corporation's regional and national training centers and other training/development programs which the Company's senior management designs from time to time. The Company generally seeks to promote from within to fill Burger King restaurant management positions.

  The Company requires all general and restaurant managers of its Chili's restaurants to participate in Chili's system-wide comprehensive 13-week training program. The program teaches management trainees Chili's detailed food preparation standards and procedures. The Company also participates in regional and national training and development programs sponsored by Brinker. Managers of the Company's Spageddies and Grady's American Grill restaurants participate in similar training programs conducted by the Company.

 Purchasing

  Purchasing decisions from an approved list of suppliers are made by each of the Company's restaurant managers based on his or her assessment of the provisioning needs of the particular location. Purchase orders and invoices are reviewed by restaurant general managers and by senior management.

  The purchasing needs of the Company's Bruegger's units are primarily satisfied by Company-owned commissaries. Each commissary produces fresh bagel dough daily and delivers it, along with Bruegger's branded cream cheese and coffee and certain paper products, to the bakeries. Other items required in the operation of Bruegger's units are purchased by the bakery manager pursuant to system-wide specifications.

  The Company participates in system-wide purchasing and distribution programs with respect to its Chili's and Burger King restaurants which have been effective in reducing store level expenditures on food and paper packaging commodities. The Company is fully responsible for the purchasing needs of its other owned concepts, Spageddies and Grady's American Grill. The Company's centralized food and beverage department contracts with full-service distributors. In order to meet the future needs of its owned concepts, the Company has expanded the food and beverage department to include an executive chef and other functions for each of these concepts.

                                   MANAGEMENT

  The following table sets forth certain information with respect to the executive officers and Directors of the Company:

              NAME               AGE                  POSITION
              ----               ---                  --------
Daniel B. Fitzpatrick...........  39 President and Chief Executive Officer,
                                      Director
Stephen A. Finn.................  49 President and Chief Executive Officer of
                                      Bruegger's Corporation, Director
Michael G. Sosinski.............  41 Chief Financial Officer and Treasurer,
                                      Director
James K. Fitzpatrick............  40 Senior Vice President and Chief Development
                                      Officer, Director
William R. Schonsheck...........  45 Senior Vice President, Chief Operating
                                      Officer of Burger King Division, Director
Gerald O. Fitzpatrick...........  35 Senior Vice President (South Bend, IN
                                      Burger King operations)
John C. Firth...................  38 Senior Vice President, General Counsel and
                                      Secretary
Arthur J. DeAngelis.............  42 Vice President--Grady's American Grill
                                      Division
Scott C. Smith..................  40 Vice President--Full Service Dining
                                      Division
Bruce A. Phillips...............  40 Vice President--Bagel Division
David M. Findlay................  34 Vice President--Planning and Shareholder
                                      Relations
Michael J. Wargo................  35 Vice President--Director of Human Resources
Nordahl L. Brue.................  51 Director, Co-Founder of Bruegger's
                                      Corporation
Arthur J. Decio.................  64 Director
Michael J. Dressell.............  46 Director, Co-Founder of Bruegger's
                                      Corporation
Ezra H. Friedlander.............  53 Director
Steven M. Lewis.................  45 Director
Christopher J. Murphy III.......  49 Director

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of June 30, 1996, including beneficial ownership by each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, by each of the Company's directors, by the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers, and by all current Directors and executive officers as a group. Except as otherwise noted, the Company believes that the persons named in the table have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                                 BENEFICIAL
                            BENEFICIAL                            OWNERSHIP
                             OWNERSHIP                              AFTER
                         PRIOR TO OFFERING            SHARES    OFFERING (1)
                         ----------------------------  BEING  ----------------------------
          NAME            SHARES              PERCENT OFFERED  SHARES              PERCENT
          ----           ---------            ------- ------- ---------            -------
Daniel B.
 Fitzpatrick(2)......... 2,265,609(3)(4)       15.8%       0  2,265,609(3)(4)       13.7%
Ezra H. Friedlander.....   377,931(3)(5)(6)     2.6%       0    377,931(3)(5)(6)     2.3%
James K. Fitzpatrick....   321,788(3)(7)        2.2%       0    321,788(3)(7)        1.9%
Gerald O. Fitzpatrick...   208,862(3)(8)        1.5%       0    208,862(3)(8)        1.3%
Michael G. Sosinski.....    52,262(3)(9)(10)      *        0     52,262(3)(9)(10)      *
Christopher J. Murphy
 III....................    19,117(3)(11)(12)     *        0     19,117(3)(11)(12)     *
Arthur J. Decio.........     7,000(3)(11)         *        0      7,000(3)(11)         *
Steven M. Lewis.........     7,250(3)(11)(13)     *        0      7,250(3)(11)(13)     *
William R. Schonsheck...   334,284(3)(14)       2.3%       0    334,284(3)(14)       2.0%
Scott C. Smith..........     5,505(3)(15)(16)     *        0      5,505(3)(15)(16)     *
Nordahl L. Brue(2)...... 2,154,797(17)         15.1%       0  2,154,797(17)         13.1%
Michael J. Dressell(2).. 2,163,701             15.1%       0  2,163,701             13.1%
Stephen A. Finn.........   267,620              1.9%       0    267,620              1.6%
T. Garrick Steele.......    82,901                *   75,000      7,901                *
Anita L. Wood...........     2,861                *    2,300        561                *
All executive officers
 and Directors as a
 group
 (18 persons)........... 8,206,463(3)(18)      57.0%       0  8,206,463(3)(18)      49.5%

- --------
   * Less than 1%
 (1) Does not give effect to the exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Company will issue and sell to the Underwriters an additional 341,595 shares of Common Stock.
 (2) The address of this shareholder is 3820 Edison Lakes Parkway, Mishawaka, Indiana 46545.
 (3) Does not include shares subject to stock options which are not exercisable within 60 days.
 (4) Includes presently exercisable stock options to purchase 11,600 shares, granted under the Company's 1993 Stock Option Plan.
 (5) Includes 15,000 shares held in a trust of which Mr. Friedlander is the trustee with investment control and the income beneficiary.
 (6) Includes presently exercisable stock options to purchase 2,000 shares, granted under the Company's Outside Directors Plan.
 (7) Includes presently exercisable stock options to purchase 11,300 shares, granted under the 1993 Stock Option Plan.
 (8) Includes presently exercisable stock options to purchase 11,215 shares, granted under the 1993 Stock Option Plan.
 (9) Includes presently exercisable stock options to purchase 15,235 shares, granted under the 1993 Stock Option Plan.

(10) Includes 100 shares owned by Mr. Sosinski's minor children.
(11) Includes presently exercisable stock options to purchase 4,000 shares, granted under the Outside Directors Plan.
(12) Includes 3,765 shares held by Mr. Murphy's minor children and 1,000 shares held by certain retirement plans in which Mr. Murphy is a participant.
(13) Includes 500 shares held in a trust for the benefit of Mr. Lewis' minor children.
(14) Includes presently exercisable stock options to purchase 15,000 shares, granted under the 1993 Stock Option Plan.
(15) Includes presently exercisable stock options to purchase 2,905 shares, granted under the 1993 Stock Option Plan.
(16) Includes 50 shares owned by Mr. Smith's minor child.
(17) Includes 5,172 shares held by Mr. Brue's minor children and 2,586 shares held by Mr. Brue as custodian for a minor child.
(18) Includes presently exercisable stock options to purchase 79,410 shares, granted under the 1993 Stock Option Plan, and 14,000 shares, granted under the Outside Directors Plan.

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock set forth opposite their respective names.

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      Schroder Wertheim & Co. Incorporated.....................
      Goldman, Sachs & Co......................................
      Wessels, Arnold & Henderson L.L.C........................
      Morgan Keegan & Company, Inc.............................
                                                                   ---------
          Total................................................    2,277,300
                                                                   =========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all the 2,277,300 shares of Common Stock offered hereby, if any are purchased. Schroder Wertheim & Co. Incorporated, Goldman, Sachs & Co., Wessels, Arnold & Henderson L.L.C. and Morgan Keegan & Company, Inc., as representatives (the "Representatives") of the several Underwriters, have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares to the public initially at the offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to
allow a concession not in excess of $    per share to certain dealers,
including the Underwriters; that the Underwriters and such dealers may
initially allow a discount not in excess of $   per share to other dealers;
and that the public offering price and the concession and discount to dealers may be changed by the Representatives after the public offering.

  The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 341,595 shares of Common Stock, at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

  In connection with the Offering, certain underwriters may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market System immediately prior to the commencement of sales in the Offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Schroder Wertheim & Co. Incorporated and Morgan Keegan & Company, Inc. have provided certain investment banking services to the Company and its subsidiaries, for which they have received customary compensation. Schroder Wertheim & Co. Incorporated served as the lead managing underwriter of the Company's 1995 public offering of Common Stock, and provided financial advisory services to Bruegger's Corporation in connection with its acquisition by the Company. Morgan Keegan & Company, Inc. served as the lead managing underwriter of the Company's 1994 initial public offering and as a co-manager of its 1995 public offering. In addition, Morgan Keegan & Company, Inc. rendered a fairness opinion to the Company's Board of Directors in connection with the Company's acquisition of Bruegger's Corporation.

  The Company, the Selling Shareholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and Directors and the Selling Shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Schroder Wertheim & Co. Incorporated.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Baker & Daniels, Indianapolis, Indiana. Certain legal matters will be passed upon for the Underwriters by Calfee, Halter & Griswold, Cleveland, Ohio, who will rely on the opinion of Baker & Daniels as to matters of Indiana law.

                                    EXPERTS

  The consolidated financial statements of the Company as of October 30, 1994 and October 29, 1995, and for each of the three fiscal years in the period ended October 29, 1995, incorporated by reference in its Annual Report on Form 10-K for the fiscal year ended October 29, 1995 and in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report with respect thereto, and have been incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Grayling Corporation as of December 20, 1992 and December 19, 1993, and for each of the three years ended December 19, 1993, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  The combined financial statements of SHONCO, Inc., SHONCO II, Inc., SHONCO III, Inc., SHONCO IV, Inc., SHONCO V, Inc. and SHONCO Seven Management, Inc. (collectively, "SHONCO, Inc., et al.") as of December 31, 1994, and for the year then ended, incorporated by reference in this Prospectus, have been audited by Plante & Moran, LLP, independent accountants, as stated in their report with respect thereto, and have been incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of the Grady's Purchased Restaurants as of June 29, 1994, and June 28, 1995, and for each of the years in the three-year period ended June 28, 1995, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Bruegger's Corporation as of December 27, 1994 and December 28, 1993, and for each of the fifty-two week periods in the two-year period ended

December 27, 1994, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Bruegger's Corporation for the fiscal year ended December 26, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission by the Company (File No. 0-23420) are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended October 29, 1995;

    2. The Company's Current Report on Form 8-K, dated January 5, 1996, as amended by Form 8-K/A, dated February 27, 1996;

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996;

    4. The Company's Current Report on Form 8-K, dated May 1, 1996;

    5. The Company's Current Report on Form 8-K, dated May 31, 1996;

    6. The Company's Current Report on Form 8-K, dated June 13, 1996;

    7. The Company's Quarterly Report on Form 10-Q for the quarter ended May 12, 1996;

    8. Financial statements of Grayling Corporation as of December 20, 1992 and December 19, 1993, and for each of the three years ended December 19, 1993, contained in pages 3 through 20 of the Company's Amendment No. 1 on Form 8-K/A, dated December 22, 1994, to the Company's Current Report on Form 8-K, dated November 23, 1994;

    9. Combined financial statements of SHONCO, Inc., SHONCO II, Inc., SHONCO III, Inc., SHONCO IV, Inc., SHONCO V, Inc. and SHONCO Seven Management, Inc. as of December 31, 1994, and for the year then ended, contained in pages 22 through 31 of the Company's Current Report on Form 8-K, dated August 28, 1995;

    10. Combined financial statements of Bruegger's Corporation, North Shore Bagels, Inc., Erie Bagels, Inc., Odyssey Bagels, Inc., B F Holding, Inc. and Bruegger's Franchise Corporation as of December 28, 1993, December 27, 1994 and December 26, 1995, and for each of the three years then ended, contained in pages F-1 through F-27 of the Company's Registration Statement on Form S-4 (Registration No. 333-2050); and

    11. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on February 18, 1994, including any amendments or reports filed for the purpose of updating any such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the termination of the offering of securities made hereby shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the dates of filing of such documents.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all such documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to David Findlay, 3820 Edison Lakes Parkway, Mishawaka, Indiana 46545, telephone (219) 271-4600.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission may be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048-1102 and Suite 1400, Citicorp Center, 500 West Madison St., Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov. which contains reports, proxy statments and other infomation regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the financial statements, exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other documents referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits thereto, may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or part thereof may be obtained from such office upon the payment of the prescribed fees.

  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance where such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit as filed, each such statement being qualified in all respects by such reference.

  NEITHER BRINKER INTERNATIONAL, INC., NOR BURGER KING CORPORATION (COLLECTIVELY, THE "FRANCHISORS") OR ANY OF THEIR SUBSIDIARIES, AFFILIATES, OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, ACCOUNTANTS OR ATTORNEYS ARE IN ANY WAY PARTICIPATING IN, APPROVING OR ENDORSING THIS OFFERING OF SECURITIES, ANY OF THE UNDERWRITING OR ACCOUNTING PROCEDURES USED IN THE OFFERING, OR ANY REPRESENTATIONS MADE IN CONNECTION WITH THE OFFERING. THE GRANT BY THE FRANCHISORS OF ANY FRANCHISE OR OTHER RIGHTS TO THE OFFEROR IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL, ENDORSEMENT OR ADOPTION OF ANY STATEMENT REGARDING FINANCIAL OR OTHER PERFORMANCE WHICH MAY BE CONTAINED IN THE OFFEROR'S OFFERING MATERIALS.

  ANY REVIEW BY THE FRANCHISORS OF THE OFFERING MATERIALS OR THE INFORMATION INCLUDED THEREIN HAS BEEN CONDUCTED SOLELY FOR THE BENEFIT OF THE FRANCHISORS TO DETERMINE CONFORMANCE WITH THE FRANCHISOR'S INTERNAL POLICIES, AND NOT TO BENEFIT OR PROTECT ANY OTHER PERSON. NO INVESTOR SHOULD INTERPRET SUCH REVIEW BY THE FRANCHISOR OR THE USE AND DISPLAY OF ANY FRANCHISOR LOGOS, TRADEMARKS OR SERVICEMARKS HEREIN AS APPROVAL, ENDORSEMENT, ACCEPTANCE OR ADOPTION OF ANY REPRESENTATION, WARRANTY OR COVENANT CONTAINED IN THE MATERIALS REVIEWED.

  THE ENFORCEMENT OR WAIVER OF ANY OBLIGATION OF THE OFFEROR UNDER ANY AGREEMENT BETWEEN THE OFFEROR AND THE FRANCHISORS OR FRANCHISORS' AFFILIATES IS A MATTER OF THE FRANCHISORS' OR THE FRANCHISORS' AFFILIATES' SOLE DISCRETION. NO INVESTOR SHOULD RELY ON ANY REPRESENTATION, ASSUMPTION OR BELIEF THAT THE FRANCHISORS OR FRANCHISORS' AFFILIATES WILL ENFORCE OR WAIVE PARTICULAR OBLIGATIONS OF THE OFFEROR UNDER SUCH AGREEMENTS.

  BURGER KING CORPORATION IS THE EXCLUSIVE LICENSEE OF THE BUN HALVES LOGO, A FEDERALLY REGISTERED TRADEMARK.

                              QUALITY DINING, INC.

                         INDEX TO FINANCIAL INFORMATION

   Selected Financial Data................................................. F-2
   Pro Forma Condensed Consolidated Balance Sheet as of May 12, 1996....... F-5
   Pro Forma Condensed Consolidated Statements of Income for the 52 weeks ended October 29, 1995................................................. F-7
   Pro Forma Condensed Consolidated Statements of Income for the 28 weeks ended May 12, 1996..................................................... F-8

                             QUALITY DINING, INC.
                            SELECTED FINANCIAL DATA

  Balance sheet data as of October 25, 1992, October 31, 1993, October 30, 1994 and October 29, 1995 and income statement data for the fiscal years ended October 27, 1991, October 25, 1992, October 31, 1993, October 30, 1994 and October 29, 1995 have been derived from financial statements audited by Coopers & Lybrand L.L.P., independent accountants. Balance sheet data as of October 27, 1991 have been derived from the audited financial statements of the affiliated companies, which have been consolidated for purposes of presentation and have been adjusted to present information on a basis consistent with subsequent periods. The selected pro forma financial information set forth below for the fiscal year ended October 29, 1995 reflects the Company's acquisition of 42 Grady's American Grill restaurants on December 21, 1995 and acquisition of the SHONCO Companies on August 14, 1995. The selected pro forma financial information set forth below for the 28 weeks ended May 12, 1996 reflects the Company's acquisition of 42 Grady's American Grill restaurants on December 21, 1995. Such pro forma information is for informational purposes only and may not necessarily be indicative of the results of operations and financial position of the Company as they may be in the future or what the results of operations of the Company would have been had the transactions described in the notes been consummated at the assumed dates. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Financial Statements, including the notes thereto, incorporated by reference in this Registration Statement.

                                                  FISCAL YEAR ENDED(1)
                         ---------------------------------------------------------------------------
                                                                                OCTOBER 29, 1995
                         OCTOBER 27, OCTOBER 25, OCTOBER 31,   OCTOBER 30,   -----------------------
                            1991        1992        1993          1994        ACTUAL    PRO FORMA(2)
                         ----------- ----------- -----------   -----------   ---------  ------------
                                 (IN THOUSANDS, EXCEPT UNIT, SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Restaurant sales:
 Grady's American
  Grill.................   $   --      $   --     $     --      $     --     $     --    $ 100,858
 Burger King............    41,372      43,762       49,032        49,716       57,013      64,832
 Chili's................     1,265       4,625        9,963        14,286       38,267      38,267
 Spageddies.............       --          --           --            174        4,741       4,741
 Bruegger's.............       --          --           --            191        5,270       5,270
                           -------     -------    ---------     ---------    ---------   ---------
   Total restaurant
    sales...............    42,637      48,387       58,995        64,367      105,291     213,968
                           -------     -------    ---------     ---------    ---------   ---------
Restaurant operating
 expenses:
 Food and beverage......    12,145      13,168       16,465        18,576       31,176      66,293
 Payroll and benefits...    10,662      12,193       14,830        16,190       27,191      55,740
 Depreciation and
  amortization..........     1,906       2,044        2,384         2,635        5,678       9,990
 Other operating
  expenses..............    11,612      12,516       15,065        15,351       24,057      54,276
                           -------     -------    ---------     ---------    ---------   ---------
   Total restaurant
    operating expenses..    36,325      39,921       48,744        52,752       88,102     186,299
                           -------     -------    ---------     ---------    ---------   ---------
Income from restaurant
 operations.............     6,312       8,466       10,251        11,615       17,189      27,669
General and
 administrative
 expenses...............     2,629       3,087        3,543         3,852        5,744       8,994
Consulting fee..........       --          --           600           --           --
Compensation expense
 (income)--stock
 options................       --          --           --            213          (38)        (38)
                           -------     -------    ---------     ---------    ---------   ---------
   Operating income.....     3,683       5,379        6,108(4)      7,550(5)    11,483      18,713
                           -------     -------    ---------     ---------    ---------   ---------
Other income (expense):
 Interest expense.......    (1,391)     (1,226)      (1,673)       (1,314)      (2,699)     (8,650)
 Gain (loss) on sale of
  property and
  equipment.............       --          --             2           (59)         343         343
 Interest income........       413         169          165           155          127         118
 Other expense, net.....       --          --           (75)          (72)        (125)        (85)
                           -------     -------    ---------     ---------    ---------   ---------
   Total other expense..      (978)     (1,057)      (1,581)       (1,290)      (2,354)     (8,274)
                           -------     -------    ---------     ---------    ---------   ---------
Income before income
 taxes..................     2,705       4,322        4,527         6,260        9,129      10,439
Income taxes............       --          --           --          2,332        3,240       3,680
                           -------     -------    ---------     ---------    ---------   ---------
   Net income...........   $ 2,705     $ 4,322    $   4,527(4)  $   3,928(5) $   5,889   $   6,759
                           =======     =======    =========     =========    =========   =========
   Net income per share.                                                     $     .85   $     .94
                                                                             =========   =========
   Weighted average
    shares outstanding..                                                     6,925,310   7,175,120
                                                                             =========   =========
Pro forma income data:
 Net income as
  reported..............   $ 2,705     $ 4,322    $   4,527     $   3,928
 Pro forma provision
  for income taxes(7)...     1,001       1,599        1,675           512
                           -------     -------    ---------     ---------
   Pro forma net
    income(7)...........   $ 1,704     $ 2,723    $   2,852(4)  $   3,416(5)
                           =======     =======    =========     =========
   Pro forma net income
    per share...........                          $     .64(4)  $     .59(5)
                                                  =========     =========
   Pro forma weighted
    average number of
    common and common
    equivalent shares
    outstanding.........                          4,437,552(8)  5,800,800(8)
                                                  =========     =========
RESTAURANT DATA:
Units open at end of
 period:
 Burger King............        40          44           44            48           59
 Chili's................         1           2            4             8           18
 Spageddies.............       --          --           --              1            5
 Bruegger's.............       --          --           --              3           12
BALANCE SHEET DATA:
Working capital
 deficiency.............   $(1,668)    $  (751)   $    (888)    $  (1,894)   $  (1,827)
Total assets............    17,249      22,671       24,946        43,273       99,247
Long-term debt and
 capitalized lease and
 non-competition
 obligations.               10,700      15,666       16,621         7,492       14,298
Total stockholders'
 equity.................     2,719       3,014        3,761        26,582       71,401

                                                    28 WEEKS ENDED
                                           ------------------------------------
                                                           MAY 12, 1996
                                            MAY 14,   -------------------------
                                             1995      ACTUAL      PRO FORMA(3)
                                           ---------  ---------    ------------
                                             (IN THOUSANDS, EXCEPT UNIT,
                                              SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Restaurant sales:
 Grady's American Grill................... $     --   $  41,679     $  56,810
 Burger King..............................    27,961     35,588        35,588
 Chili's..................................    20,229     21,086        21,086
 Spageddies...............................     1,920      4,373         4,373
 Bruegger's...............................     2,144      6,321         6,321
                                           ---------  ---------     ---------
   Total restaurant sales.................    52,254    109,047       124,178
                                           ---------  ---------     ---------
Restaurant operating expenses:
 Food and beverage........................    15,543     34,256        39,180
 Payroll and benefits.....................    13,552     30,650        34,637
 Depreciation and amortization............     2,694      5,342         5,893
 Other operating expenses.................    12,188     24,390        28,595
                                           ---------  ---------     ---------
   Total restaurant operating expenses....    43,977     94,638       108,305
                                           ---------  ---------     ---------
Income from restaurant operations.........     8,277     14,409        15,873
General and administrative expenses.......     3,282      5,088         5,576
Restructuring and integration costs.......       --       1,938         1,938
                                           ---------  ---------     ---------
   Operating income.......................     4,995      7,383(6)      8,359
                                           ---------  ---------     ---------
Other income (expense):
 Interest expense.........................    (1,369)    (3,125)       (3,968)
 Gain (loss) on sale of property and
  equipment...............................        (4)         3             3
 Interest income..........................        58        111           111
 Other expense, net.......................       (60)        (2)           (2)
                                           ---------  ---------     ---------
   Total other expense....................    (1,375)    (3,013)       (3,856)
                                           ---------  ---------     ---------
Income before income taxes................     3,620      4,370         4,503
Income taxes..............................     1,340      1,595         1,635
                                           ---------  ---------     ---------
   Net income............................. $   2,280  $   2,775(6)  $   2,868
                                           =========  =========     =========
   Net income per share................... $     .34  $     .31(6)  $     .32
                                           =========  =========     =========
   Weighted average shares outstanding.... 6,744,123  8,837,540     8,837,540
RESTAURANT DATA:
Units open at end of period:
 Grady's American Grill...................       --          42
 Burger King..............................        50         63
 Chili's..................................        17         19
 Spageddies...............................         3          5
 Bruegger's...............................         7         21
BALANCE SHEET DATA:
Working capital deficiency................ $  (3,710) $  (3,038)
Total assets..............................    71,952    185,776
Long-term debt and capitalized lease and
 non-competition obligations..............    31,110     95,710
Total stockholders' equity................    32,213     74,224

- --------
(1) The fiscal year ended October 31, 1993 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.
(2) The pro forma income statement data of the Company for the 52 weeks ended October 29, 1995 reflects how the Company's statement of income might have appeared if the Company's acquisition of 42 Grady's American Grill restaurants, which was finalized on December 21, 1995, and acquisition of the SHONCO Companies, which was finalized on August 14, 1995, had both occurred on October 31, 1994. The Company's acquisition of 42 Grady's American Grill restaurants was detailed in a Form 8-K, dated January 5, 1996, as amended by Form 8-K/A, dated February 27, 1996.

(3) The pro forma income statement data of the Company for the 28 weeks ended May 12, 1996 reflects how the Company's statement of income might have appeared if the Company's acquisition of 42 Grady's American Grill restaurants had occurred on October 30, 1995.
(4) Operating income and net income for fiscal 1993 includes a non-recurring pre-tax charge in the amount of $600,000 associated with a consulting agreement. This charge reduced fiscal 1993 pro forma net income and pro forma net income per share by $378,000 and $.09, respectively.
(5) Operating income for fiscal 1994 includes a non-recurring pre-tax charge of $213,000 associated with the granting of nonqualified stock options to certain non-executive employees of the Company and net income for fiscal 1994 includes a non-recurring, non-cash charge of $680,000 associated with the after tax effect of the above charge and a $546,000 charge to record deferred income taxes upon termination of the Company's S Corporation status. These charges reduced pro forma net income and pro forma net income per share for fiscal 1994 by $680,000 and $.12, respectively.
(6) Operating income for the 28 weeks ended May 12, 1996 includes a special pre-tax charge of $1,938,000 associated with restructuring and integration costs related to the acquisitions of 42 Grady's American Grill restaurants and the rights to the Spageddies restaurant concept in the United States. This charge reduced net income and net income per share for the 28 weeks ended May 12, 1996 by $1,230,000 and $.14, respectively.
(7) Reflects federal and state income taxes (assuming a 37% effective tax rate) as if the Company had been taxed as a C Corporation rather than an S Corporation during all periods ending prior to March 1, 1994, the date of termination of its S Corporation status.
(8) For the 52 weeks ended October 30, 1994, includes 4,437,552 shares of the Company's Common Stock and Common Stock equivalents outstanding, as described below, from November 1, 1993 to March 1, 1994 and 6,471,250 shares of the Company's Common Stock outstanding from that date through October 30, 1994. For the 53 weeks ended October 31, 1993, includes 4,000,000 shares of the Company's Common Stock outstanding and 437,552 shares of the Company's Common Stock and Common Stock equivalents assumed to be outstanding. The 437,552 shares of the Company's Common Stock and Common Stock equivalents assumed to be outstanding are equivalent to the number of shares of the Company's Common Stock at the initial public offering price of $11.50 per share and the application of the estimated proceeds therefrom necessary to fund that portion of distributions in excess of fiscal 1993 undistributed earnings in the aggregate amount of $4.4 million at October 31, 1993 and 26,359 Common Stock equivalents assumed outstanding resulting from the granting of nonqualified stock options to certain non-executive employees of the Company to purchase an aggregate of 26,590 shares of the Company's Common Stock.

                             QUALITY DINING, INC.

                              PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF MAY 12, 1996
                                  (UNAUDITED)

  The following unaudited pro forma condensed consolidated balance sheet reflects the acquisition by the Company of Bruegger's Corporation as if it had occurred on May 12, 1996. Such pro forma information is based upon the historical balance sheet of the Company as of May 12, 1996 and the historical balance sheet of Bruegger's Corporation as of May 14, 1996, giving effect to the Merger and the pro forma adjustments set forth in the accompanying notes to pro forma condensed consolidated balance sheet. This pro forma condensed consolidated balance sheet should be read in conjunction with the pro forma condensed consolidated statements of income of the Company and the historical financial statements and notes thereto of the Company and Bruegger's Corporation incorporated by reference in this Registration Statement.

  This unaudited pro forma condensed consolidated balance sheet is not necessarily indicative of what the actual consolidated financial position of the Company would have been at May 12, 1996, nor does it purport to represent the future consolidated financial position of the Company.

                              HISTORICAL  HISTORICAL         PRO FORMA
                             ------------ ----------- ---------------------------
                               QUALITY    BRUEGGER'S
                             DINING, INC. CORPORATION
                             ------------ -----------
                                            MAY 14,
          ASSETS             MAY 12, 1996    1996     ADJUSTMENTS    CONSOLIDATED
          ------             ------------ ----------- -----------    ------------
                                              (IN THOUSANDS)
Current assets:
 Cash and cash
  equivalents..............    $  3,403    $    926    $   (750)(1)    $  3,579
 Accounts receivable.......       2,787       1,281         (37)(2)       4,031
 Inventories...............       1,880         593         --            2,473
 Other current assets......       1,677         893         (61)(2)       2,509
 Deferred income taxes.....          23         --          --               23
                               --------    --------    --------        --------
   Total current assets....       9,770       3,693        (848)         12,615
                               --------    --------    --------        --------
Property and equipment,
 net.......................     134,802      19,915         --          154,717
                               --------    --------    --------        --------
Other assets:
 Franchise fees and
  development costs, net...      10,592         --          (24)(2)      10,568
 Goodwill, net.............       9,950         --      141,845 (1)     151,795
 Trademark.................      13,260         --          --           13,260
 Preopening costs and non-
  competition agreements,
  net......................       1,867         --          --            1,867
 Liquor licenses...........       2,312         --          --            2,312
 Investment in redeemable
  preferred stock..........       2,625         --       (2,625)(3)         --
 Other.....................         598         148         --              746
                               --------    --------    --------        --------
   Total other assets......      41,204         148     139,196         180,548
                               --------    --------    --------        --------
   Total assets............    $185,776    $ 23,756    $138,348        $347,880
                               ========    ========    ========        ========
      LIABILITIES AND
   STOCKHOLDERS' EQUITY
   --------------------
Current liabilities:
 Current portion of
  capitalized lease, non-
  competition obligations
  and long-term debt.......    $    360    $ 16,008    $(16,008)(4)    $    360
 Current portion of
  redeemable preferred
  stock subscription
  payable..................         375         --         (375)(3)         --
 Accounts payable..........       3,579       2,890         (98)(2)       6,371
 Accounts payable, related
  parties..................          41         --                           41
                                                          7,000 (1)
 Accrued liabilities.......       8,453       5,857          (4)(2)      21,306
                               --------    --------    --------        --------
   Total current
    liabilities............      12,808      24,755      (9,485)         28,078
Long-term debt.............      88,904         --       16,008 (4)     104,912
Capitalized lease and non-
 competition obligations,
 principally to related
 parties, less current
 portion...................       6,806         --          --            6,806
Redeemable preferred stock
 subscription payable, less
 current portion...........         625         --         (625)(3)         --
Deferred income taxes......       2,409         --          --            2,409
                               --------    --------    --------        --------
   Total liabilities.......     111,552      24,755       5,898         142,205
                               --------    --------    --------        --------
Redeemable preferred stock.         --       10,025      (1,625)(3)       8,400
                               --------    --------    --------        --------
Stockholders' equity
 (deficiency):
 Common stock..............          28           4          (4)(1)          28
                                                         (1,977)(1)
 Additional paid-in
  capital..................      63,238       1,977     123,051 (1)     186,289
 Retained earnings
  (deficit)................      11,208     (13,005)     13,005 (1)      11,208
                               --------    --------    --------        --------
                                 74,474     (11,024)    134,075         197,525
 Less treasury stock.......        (250)        --          --             (250)
                               --------    --------    --------        --------
   Total stockholders'
    equity (deficiency)....      74,224     (11,024)    134,075         197,275
                               --------    --------    --------        --------
   Total liabilities and
    stockholders' equity...    $185,776    $ 23,756    $138,348        $347,880
                               ========    ========    ========        ========

   See accompanying notes to pro forma condensed consolidated balance sheet.

                             QUALITY DINING, INC.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) To reflect the acquisition of Bruegger's Corporation by the Company and record the excess of the purchase price over the acquired tangible net assets ("goodwill"). A summary of the acquisition of Bruegger's Corporation by the Company and the related pro forma adjustments reflected in the accompanying pro forma condensed consolidated balance sheet are as follows:

                                                                  (IN THOUSANDS)
             PURCHASE PRICE:
          Fair value of 5,127,142 shares of the Company's Common
           Stock issued in exchange for all of the outstanding
           Bruegger's Corporation Common Stock valued at $24 per
           share................................................     $123,051
          Estimated acquisition and post-merger integration
           costs................................................        7,750
                                                                     --------
                                                                     $130,801
                                                                     ========

             NET ASSETS ACQUIRED:

          Stockholders' deficiency of Bruegger's Corporation as
           of May 14, 1996......................................     $(11,024)
          Elimination of capitalized Bruegger's Corporation
           franchise fees on the balance sheet of the Company...          (20)
          Excess of purchase price over acquired tangible net
           assets ("goodwill")..................................      141,845
                                                                     --------
                                                                     $130,801
                                                                     ========

  The fair value per share of the Company's Common Stock was determined by an average of the actual quoted closing market prices of the Company's Common Stock a few days before and after the February 22, 1996 public announcement of the Bruegger's Corporation acquisition.

(2) Elimination of certain transactions between the Company and Bruegger's Corporation, including accounts payable from the Company to Bruegger's Corporation for food purchases ($23), franchise fees paid by the Company to Bruegger's Corporation ($14), development costs paid by the Company to Bruegger's Corporation ($4) and advertising rebates due to the Company by Bruegger's Corporation ($61).

(3) Elimination of the Company's investment in Bruegger's Corporation Preferred Stock and the related stock subscription payable to Bruegger's Corporation. Upon consummation of the Merger, all of the shares of Bruegger's Corporation Preferred Stock held by the Company were cancelled and the remaining outstanding shares of Bruegger's Corporation Preferred Stock were converted into an equal number of shares of the Company's Preferred Stock. The shares of the Company's Preferred Stock may be converted, at the option of the holder thereof, at any time within 90 days after the Merger into the number of shares of the Company's Common Stock determined by dividing the $100 per share stated value of the Company's Preferred Stock by the average quoted closing price per share of the Company's Common Stock for the five trading days immediately preceding the Merger ($35.425).

(4) To reflect repayment of current maturities of Bruegger's Corporation long-term debt at the time of consummation of the Merger using proceeds from borrowings under the Company's long-term revolving credit agreement.

                             QUALITY DINING, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                    FOR THE 52 WEEKS ENDED OCTOBER 29, 1995
                                  (UNAUDITED)

  The following unaudited pro forma condensed consolidated statement of income reflects the acquisition by the Company of Bruegger's Corporation as if it had occurred on October 31, 1994. Such pro forma information is based upon the pro forma results of operations of the Company for the 52 weeks ended October 29, 1995, giving effect to the acquisition of 42 Grady's American Grill restaurants, which was finalized on December 21, 1995, and the acquisition of the SHONCO Companies, which was finalized on August 14, 1995, and the historical results of operations of Bruegger's Corporation for the 52 weeks ended October 31, 1995, giving effect to the Merger and the pro forma adjustments set forth in the accompanying notes to pro forma condensed consolidated statements of income. This pro forma condensed consolidated statement of income should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company and the historical financial statements and notes thereto of the Company and Bruegger's Corporation incorporated by reference in this Registration Statement.

  This unaudited pro forma condensed consolidated statement of income is not necessarily indicative of what the actual consolidated results of operations of the Company would have been assuming the Merger had been completed as set forth above, nor does it purport to represent the consolidated results of operations of the Company for future periods.

                               PRO FORMA         HISTORICAL           PRO FORMA
                          ------------------- ---------------- ---------------------------
                                QUALITY          BRUEGGER'S
                             DINING, INC.       CORPORATION
                          ------------------- ----------------
                            52 WEEKS ENDED     52 WEEKS ENDED
                          OCTOBER 29, 1995(1) OCTOBER 31, 1995 ADJUSTMENTS    CONSOLIDATED
                          ------------------- ---------------- -----------    ------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Restaurant sales:
 Grady's American
  Grill.................       $100,858           $   --         $   --         $100,858
 Burger King............         64,832               --             --           64,832
 Chili's................         38,267               --             --           38,267
 Spageddies.............          4,741               --             --            4,741
 Bruegger's.............          5,270            15,618            --           20,888
                               --------           -------        -------        --------
   Total restaurant
    sales...............        213,968            15,618            --          229,586
                               --------           -------        -------        --------
Restaurant operating
 expenses:
 Food and beverage......         66,293             5,605            --           71,898
 Payroll and benefits...         55,740             4,728            --           60,468
 Depreciation and
  amortization..........          9,990             1,094          3,546 (3)      14,630
                                                                    (263)(4)
 Other operating
  expenses..............         54,276             3,733            (54)(5)      57,692
                               --------           -------        -------        --------
   Total restaurant
    operating expenses..        186,299            15,160          3,229         204,688
                               --------           -------        -------        --------
Income from restaurant
 operations.............         27,669               458         (3,229)         24,898
                                                                     (11)(6)
                                                                    (263)(4)
Franchise revenues......            --              4,379            (54)(5)       4,051
Bruegger's commissary
 revenue................            --              4,222           (434)(7)       3,788
Bruegger's commissary
 expenses...............            --             (4,229)           434 (7)      (3,795)
General and
 administrative
 expenses...............         (8,994)           (6,028)           --          (15,022)
Compensation income--
 stock options..........             38               --             --               38
                               --------           -------        -------        --------
Operating income (loss).         18,713            (1,198)        (3,557)         13,958
                               --------           -------        -------        --------
Other income (expense):
 Interest expense.......         (8,650)             (614)           --           (9,264)
 Gain on sale of
  property..............            343               --             --              343
 Interest income........            118                24            --              142
 Other expense, net.....            (85)              (75)           --             (160)
                               --------           -------        -------        --------
   Total other expense..         (8,274)             (665)           --           (8,939)
                               --------           -------        -------        --------
Income (loss) before
 income taxes...........         10,439            (1,863)        (3,557)          5,019
Income taxes (benefit)..          3,680                20           (682)(9)       3,018
                               --------           -------        -------        --------
Net income (loss).......       $  6,759           $(1,883)       $(2,875)       $  2,001
                               ========           =======        =======        ========
Net income per share....       $   0.94                                         $   0.16
                               ========                                         ========
Weighted average number
 of shares of common
 stock outstanding......          7,175                            5,127 (10)     12,302
                               ========                          =======        ========

   See accompanying notes to pro forma condensed consolidated statements of income.

                             QUALITY DINING, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE 28 WEEKS ENDED MAY 12, 1996

                                  (UNAUDITED)

  The following unaudited pro forma condensed consolidated statement of income reflects the acquisition by the Company of Bruegger's Corporation as if it had occurred on October 30, 1995. Such pro forma information is based upon the pro forma results of operations of the Company for the 28 weeks ended May 12, 1996, giving effect to the acquisition of 42 Grady's American Grill restaurants, which was finalized on December 21, 1995, and the historical results of operations of Bruegger's Corporation for the 28 weeks ended May 14, 1996, giving effect to the Merger and the pro forma adjustments set forth in the accompanying notes to pro forma condensed consolidated statements of income. This pro forma condensed consolidated statement of income should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company and the historical financial statements and notes thereto of the Company and Bruegger's Corporation incorporated by reference in this Registration Statement.

  This unaudited pro forma condensed consolidated statement of income is not necessarily indicative of what the actual consolidated results of operations of the Company would have been assuming the Merger had been completed as set forth above, nor does it purport to represent the consolidated results of operations of the Company for future periods.

                             PRO FORMA      HISTORICAL          PRO FORMA
                          --------------- -------------- ---------------------------
                          QUALITY DINING,   BRUEGGER'S
                               INC.        CORPORATION
                          --------------- --------------
                          28 WEEKS ENDED  28 WEEKS ENDED
                          MAY 12, 1996(2)  MAY 14, 1996  ADJUSTMENTS    CONSOLIDATED
                          --------------- -------------- -----------    ------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Restaurant sales:
 Grady's American
  Grill.................     $ 56,810        $   --        $   --         $ 56,810
 Burger King............       35,588            --            --           35,588
 Chili's................       21,086            --            --           21,086
 Spageddies.............        4,373            --            --            4,373
 Bruegger's.............        6,321         11,732           --           18,053
                             --------        -------       -------        --------
   Total restaurant
    sales...............      124,178         11,732           --          135,910
                             --------        -------       -------        --------
Restaurant operating
 expenses:
 Food and beverage......       39,180          4,025           --           43,205
 Payroll and benefits...       34,637          4,171           --           38,808
                                                             1,909 (3)
 Depreciation and
  amortization..........        5,765          1,004           128 (8)       8,806
                                                              (316)(4)
 Other operating
  expenses..............       28,595          2,912           (86)(5)      31,105
                             --------        -------       -------        --------
   Total restaurant
    operating expenses..      108,177         12,112         1,635         121,924
                             --------        -------       -------        --------
Income (loss) from
 restaurant operations..       16,001           (380)       (1,635)         13,986
                                                                (6)(6)
                                                              (316)(4)
Franchise revenues......          --           3,241           (86)(5)       2,833
Bruegger's commissary
 revenue................          --           2,983          (262)(7)       2,721
Bruegger's commissary
 expenses...............          --          (2,838)          262 (7)      (2,576)
General and
 administrative
 expenses...............       (5,576)        (5,255)          --          (10,831)
Restructuring,
 integration and special
 charges................       (1,938)        (5,958)          --           (7,896)
                             --------        -------       -------        --------
Operating income (loss).        8,487         (8,207)       (2,043)         (1,763)
                             --------        -------       -------        --------
Other income (expense):
 Interest expense.......       (3,968)          (646)          --           (4,614)
 Gain on sale of
  property..............            3            --            --                3
 Interest income........          111             33           --              144
 Other expense, net.....         (130)            (8)          128 (8)         (10)
                             --------        -------       -------        --------
   Total other expense..       (3,984)          (621)          128          (4,477)
                             --------        -------       -------        --------
Income (loss) before
 income taxes...........        4,503         (8,828)       (1,915)         (6,240)
Income taxes (benefit)..        1,635            --         (3,180)(9)      (1,545)
                             --------        -------       -------        --------
Net income (loss).......     $  2,868        $(8,828)      $ 1,265        $ (4,695)
                             ========        =======       =======        ========
Net income (loss) per
 share..................     $   0.32                                     $  (0.34)
                             ========                                     ========
Weighted average number
 of shares of common
 stock outstanding......        8,838                        5,127 (10)     13,965
                             ========                      =======        ========

   See accompanying notes to pro forma condensed consolidated statements of income.

                             QUALITY DINING, INC.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) The pro forma condensed consolidated statement of income of the Company for the 52 weeks ended October 29, 1995 reflects how the Company's statement of income might have appeared if the acquisition of 42 Grady's American Grill restaurants on December 21, 1995 and the acquisition of the SHONCO Companies on August 14, 1995 had both occurred on October 31, 1994. Presented below is summarized condensed income statement data reflecting the historical results of operations of the Company and the pro forma effects of the acquisitions of 42 Grady's American Grill restaurants and the SHONCO Companies for the 52 weeks ended October 29, 1995 as was detailed in the Company's Form 8-K, dated January 5, 1996, as amended by Form 8-K/A, dated February 27, 1996. The pro forma effects consist of the historical results of operations of the 42 Grady's American Grill restaurants and the SHONCO Companies giving effect to certain adjustments, including interest expense, depreciation of property and equipment and amortization of acquired intangible assets.

                                             PRO FORMA EFFECT OF
                                  QUALITY   --------------------- QUALITY DINING
                                   DINING      GRADY'S              PRO FORMA
                                 HISTORICAL AMERICAN GRILL SHONCO    COMBINED
                                 ---------- -------------- ------ --------------
        Restaurant sales........  $105,291     $100,858    $7,819    $213,968
        Income from restaurant
         operations.............    17,189        9,761       719      27,669
        Operating income........    11,483        6,511       719      18,713
        Income before income
         taxes..................     9,129          890       420      10,439
        Net income..............     5,889          622       248       6,759
        Net income per share....       .85                                .94

(2) The pro forma condensed consolidated statement of income of the Company for the 28 weeks ended May 12, 1996 reflects how the Company's statement of income might have appeared if the acquisition of 42 Grady's American Grill restaurants on December 21, 1995 had occurred on October 30, 1995. Presented below is summarized condensed income statement data reflecting the historical results of operations of the Company and the pro forma effect of the acquisition of 42 Grady's American Grill restaurants for the 28 weeks ended May 12, 1996. The pro forma effect consists of the historical results of operations of the 42 Grady's American Grill restaurants giving effect to certain adjustments, including interest expense, depreciation of property and equipment and amortization of acquired intangible assets.

                                                    PRO FORMA
                                        QUALITY     EFFECT OF    QUALITY DINING
                                         DINING      GRADY'S       PRO FORMA
                                       HISTORICAL AMERICAN GRILL    COMBINED
                                       ---------- -------------- --------------
        Restaurant sales..............  $109,047     $15,131        $124,178
        Income from restaurant
         operations...................    14,537       1,464          16,001
        Operating income..............     7,511         976           8,487
        Income before income taxes....     4,370         133           4,503
        Net income....................     2,775          93           2,868
        Net income per share..........       .31                         .32

(3) Amortization over a 40-year period of $141,845 of goodwill associated with the acquisition of Bruegger's Corporation by the Company.

(4) Elimination of royalties paid by the Company to Bruegger's Corporation.

(5) Elimination of advertising fees paid by the Company to Bruegger's
    Corporation.

(6) Elimination of franchise fees paid and capitalized by the Company and recognized by Bruegger's Corporation as income.

(7) Elimination of commissary revenue and expenses for sales by Bruegger's Corporation to the Company.

(8) Reclassification of trademark amortization.

(9) Income tax benefit of the net loss of Bruegger's Corporation and adjustment (6) above at the Company's effective tax rate of 36%.

(10) Reflects the issuance of 5,127,142 shares of the Company's Common Stock in connection with the acquisition of Bruegger's Corporation. For purposes of the computation of the weighted average number of shares of Common Stock outstanding, no effect has been given to the number of shares of the Company's Common Stock issuable upon the conversion of the Company's Preferred Stock since the amount is not material.

                             INSIDE BACK COVER PAGE



             [Photo of Bruegger's Cream Cheese and other products]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  10
Recent Stock Prices........................................................  11
Capitalization.............................................................  12
Business...................................................................  13
Management.................................................................  23
Principal and Selling Shareholders.........................................  24
Underwriting...............................................................  26
Legal Matters..............................................................  27
Experts....................................................................  27
Incorporation of Certain Documents by Reference............................  28
Available Information......................................................  29
Index to Financial Information............................................. F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,277,300 SHARES

                                [COMPANY LOGO]

                             QUALITY DINING, INC.

                                 COMMON STOCK
                              (WITHOUT PAR VALUE)

                            SCHRODER WERTHEIM & CO.

                             GOLDMAN, SACHS & CO.

                          WESSELS, ARNOLD & HENDERSON

                         MORGAN KEEGAN & COMPANY, INC.

                                 JULY   , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                EXPENSES                               AMOUNT*
                                --------                               -------
   Securities and Exchange Commission registration fee................ $ 28,221
   National Association of Securities Dealers, Inc. fee...............    8,685
   Nasdaq NMS fee.....................................................   17,500
   Printing and engraving expenses....................................  125,000
   Legal fees and expenses............................................  125,000
   Accounting expenses and fees.......................................   30,000
   Transfer Agent and Registrar fees..................................   10,000
   Blue Sky fees and expenses (including fees of counsel).............   15,000
   Miscellaneous......................................................   40,594
                                                                       --------
       Total.......................................................... $400,000
                                                                       ========

- --------
  *The filing fees set forth above are actual. All other fees and expenses are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Indiana Business Corporation Law provides in regard to indemnification of directors and officers as follows:

  23-1-37-8. [BASIS.] (a) A corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if;

    (1) the individual's conduct was in good faith; and

    (2) the individual reasonably believed;

      (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interest; and

      (B) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

    (3) in the case of any criminal proceeding, the individual either;

      (A) had reasonable cause to believe the individual's conduct was lawful; or

      (B) had no reasonable cause to believe the individual's conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(B).

  (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

  23-1-37-9. [AUTHORIZED.] Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

  23-1-37-13. [OFFICERS, EMPLOYEES OR AGENTS.] Unless a corporation's articles of incorporation provide otherwise:

    (1) An officer of the corporation, whether or not a director, is entitled to mandatory indemnification under section 9 of this chapter, and is entitled to apply for court-ordered indemnification under section 11 of this chapter, in each case to the same extent as a director;

    (2) The corporation may indemnify and advance expenses under this chapter to an officer, employee, or agent of the corporation, whether or not a director, to the same extent as to a director; and

    (3) A corporation may also indemnify and advance expenses to an officer, employee, or agent whether or not a director, to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

  23-1-37-15. [REMEDY NOT EXCLUSIVE OF OTHER RIGHTS.] (a) The indemnification and advance for expenses provided for or authorized by this chapter does not exclude any other rights to indemnification and advance for expenses that a person may have under:

    (1) A corporation's articles of incorporation or bylaws;

    (2) A resolution of the board of directors or of the shareholders; or

    (3) Any other authorization, whenever adopted, after notice, by a majority vote of all the voting shares then issued and outstanding.

  (b) If the articles of incorporation, by-laws, resolutions of the board of directors or of the shareholders, or other duly adopted authorization of indemnification or advance for expenses limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles, by-laws, resolutions of the board of directors or of the shareholders, or other duly adopted authorization of indemnification or advance for expenses.

  (c) This chapter does not limit a corporation's power to pay or reimburse expenses incurred by a director, officer, employee, or agent in connection with the person's appearance as a witness in a proceeding at a time when the person has not been made a named defendant or respondent to the proceeding.

  Reference is made to the Registrant's Restated Articles of Incorporation, which, under certain circumstances, require indemnification by the Registrant of its officers, directors, employees and agents. In general, the Registrant's Restated Articles of Incorporation permit indemnification if: the indemnified person acted in good faith and in a manner which he reasonably believed to be in the best interest of the Registrant; and in criminal actions, the indemnified person had no reasonable cause to believe his conduct to be unlawful. Any such person would be entitled to indemnification as a matter of right if he has been wholly successful, on the merits, with respect to any such actions; if not, his indemnification would be dependent on a determination by (i) the Board of Directors, based upon a written finding of legal counsel or another independent referee or (ii) a court of competent jurisdiction, that the required standards of conduct have been met. A judgment, settlement, conviction or a plea of nolo contendere would not of itself preclude indemnification. Indemnification could include reasonable expenses of the indemnified person, judgments, fines and settlement payments. The Restated Articles of Incorporation authorize the Registrant to advance funds for expenses to an indemnified person, but only upon receipt of an undertaking that he will repay the same if it is ultimately determined that he is not entitled to indemnification. The rights of indemnification provided by the Restated Articles of Incorporation would not be exclusive of any other rights to which any indemnified person may otherwise be entitled, and such rights would extend to the heirs and legal representatives of such person.

  Reference is also made to the Form of Underwriting Agreement filed as
Exhibit 1 hereto which provides for indemnification of the Directors and officers signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in certain instances by the Underwriters and the Selling Shareholders.

  The Registration Rights Agreement, dated as of November 10, 1994, between the Registrant and certain Selling Shareholders provides for indemnification of the Directors, officers and certain controlling persons of the Registrant with respect to certain statements or omissions in the Registration Statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon information furnished to the Registrant by such a shareholder for use in the preparation of such documents.

  In addition, the Company has obtained a directors' and officers' liability and company reimbursement policy in the amount of $1,000,000, which insures against certain liabilities, including liabilities under the Securities Act, subject to applicable retentions.

ITEM 16. EXHIBITS.

  The list of exhibits is incorporated herein by reference to the Index to Exhibits on page E-1.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liabilities under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus to be filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MISHAWAKA, INDIANA, ON THE 2ND DAY OF JULY, 1996.

                                          Quality Dining, Inc.

                                               /s/ Daniel B. Fitzpatrick
                                          By: _________________________________
                                             DANIEL B. FITZPATRICK, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Daniel B. Fitzpatrick and Michael G. Sosinski and each or any one of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

    /s/ Daniel B. Fitzpatrick          President, Chief          July 2, 1996
- -------------------------------------   Executive Officer
        DANIEL B. FITZPATRICK           and Director
                                        (Principal
                                        Executive Officer)

     /s/ Michael G. Sosinski           Chief Financial           July 2, 1996
- -------------------------------------   Officer, Treasurer
         MICHAEL G. SOSINSKI            and Director
                                        (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

       /s/ Nordahl L. Brue             Director                  July 2, 1996
- -------------------------------------
           NORDAHL L. BRUE

       /s/ Arthur J. Decio             Director                  July 2, 1996
- -------------------------------------
           ARTHUR J. DECIO

     /s/ Michael J. Dressell           Director                  July 2, 1996
- -------------------------------------
         MICHAEL J. DRESSELL

       /s/ Stephen A. Finn             Director                  July 2, 1996
- -------------------------------------
           STEPHEN A. FINN

              SIGNATURE                         TITLE                DATE

    /s/ James K. Fitzpatrick            Director                 July 2, 1996
- -------------------------------------
        JAMES K. FITZPATRICK

     /s/ Ezra H. Friedlander            Director                 July 2, 1996
- -------------------------------------
         EZRA H. FRIEDLANDER

       /s/ Steven M. Lewis              Director                 July 2, 1996
- -------------------------------------
           STEVEN M. LEWIS

  /s/ Christopher J. Murphy III         Director                 July 2, 1996

- -------------------------------------
    /s/ William R. Schonsheck           Director                 July 2, 1996
      CHRISTOPHER J. MURPHY III
- -------------------------------------
        WILLIAM R. SCHONSHECK

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------                             ---
  1      Form of Underwriting Agreement...................................
  4-A    (1) Restated Articles of Incorporation of Registrant, as amended to date..........................................................
  4-B    (2) By-Laws of Registrant, as amended to date....................
  5*     Opinion of Baker & Daniels, counsel for Registrant, as to the legality of the securities being registered, and consent.........
 23-A    Written consent of Coopers & Lybrand L.L.P.......................
 23-B*   The written consent of Baker & Daniels will be contained in its opinion to be filed as Exhibit 5.................................
 23-C    Written consent of Arthur Andersen LLP...........................
 23-D    Written consent of Plante & Moran, LLP...........................
 23-E    Written consent of KPMG Peat Marwick LLP.........................
 23-F    Written consent of KPMG Peat Marwick LLP.........................
 24      The power of attorney is on the signature page...................

- --------
* To be filed by amendment.

(1) The copy of this exhibit filed as Exhibit 3-A to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 12, 1996 is incorporated herein by reference.
(2) The copy of this exhibit filed as Exhibit 3-B to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 12, 1996 is incorporated herein by reference.

                                      E-1